UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND FOR THE NINE AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
AESEBA	AESEBA S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CPCCN	Code of Civil and Commercial Procedure of the Nation
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DRF	Debt Repayment Flow
EASA	Electricidad Argentina S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EGSSA	Emdersa Generación Salta S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
ES	Secretary of Energy
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
GE	General Electric
HA	Historical Availability
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MMC	Cost Monitoring Mechanism
MAN Engines	MAN B & W Diesel model 18V32/40PGI
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
RA	Recorded Availability
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
ST	Secretary of Labor
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
TA	Target Availability
TV	Vapor Turbine
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UMA	Undertaken Minimum Availability
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VCP	Short-term securities
WEM	Wholesale Electricity Market

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2014

presented with comparative figures

(In Argentine Pesos (“$”) – unless otherwise stated)

	Note	09.30.2014	12.31.2013
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	200,202,547	188,644,285
Investments in associates	9	134,455,266	134,774,654
Property, plant and equipment	10	8,415,678,642	6,902,661,359
Intangible assets	11	879,749,652	901,846,313
Biological assets		1,904,685	1,935,296
Financial assets at fair value through profit and loss	12	857,538,175	432,729,855
Deferred tax assets	13	39,621,865	63,214,262
Trade and other receivables	14	401,363,214	366,685,679
Total non current assets		10,930,514,046	8,992,491,703

CURRENT ASSETS
Biological assets		147,145	564,431
Inventories		168,700,067	114,615,289
Financial assets at fair value through profit and loss	12	1,454,336,076	844,259,368
Trade and other receivables	14	2,593,707,268	2,256,967,076
Cash and cash equivalents		250,465,232	341,668,865
Total current assets		4,467,355,788	3,558,075,029
Assets classified as held for sale		11,987,500	11,987,500
Total assets		15,409,857,334	12,562,554,232

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	09.30.2014	12.31.2013
SHAREHOLDERS´ EQUITY
Share capital		1,314,310,895	1,314,310,895
Additional paid-in capital		342,105,475	263,489,911
Legal reserve		14,304,190	-
Voluntary reserve		271,779,611	-
Reserve for directors’ options		266,060,067	259,351,053
Retained earnings		15,182,431	286,083,801
Other comprehensive loss		(24,385,321)	(24,385,321)
Equity attributable to owners of the company		2,199,357,348	2,098,850,339
Non-controlling interest		256,890,126	775,971,764
Total equity		2,456,247,474	2,874,822,103

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	16	1,746,338,739	1,295,851,077
Borrowings	17	3,836,661,403	2,924,530,436
Deferred revenues		96,333,031	33,665,717
Salaries and social security payable		31,521,949	25,959,305
Defined benefit plans		140,826,975	136,521,808
Deferred tax liabilities	13	364,183,540	416,561,631
Taxes payable		191,141,688	150,095,508
Provisions	18	122,366,250	91,464,804
Total non current liabilities		6,529,373,575	5,074,650,286

CURRENT LIABILITIES
Trade and other payables	16	5,027,537,842	3,098,555,391
Borrowings	17	517,274,987	753,571,799
Deferred revenues		763,684	-
Salaries and social security payable		623,460,178	501,445,076
Defined benefit plans		27,903,090	8,552,119
Taxes payable		211,587,636	239,718,270
Derivative financial instruments		3,685,000	-
Provisions		12,023,868	11,239,188
Total current liabilities	18	6,424,236,285	4,613,081,843
Total liabilities		12,953,609,860	9,687,732,129
Total liabilities and equity		15,409,857,334	12,562,554,232

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the nine and three month periods ended September 30, 2014 presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

		Nine months to		Three months to
	Note	09.30.2014	09.30.2013	09.30.2014	09.30.2013

Sales	19	4,542,655,355	3,958,729,869	1,621,298,406	1,427,665,241
Cost of sales	20	(4,384,760,412)	(4,163,973,850)	(1,573,156,921)	(1,452,161,763)
Gross profit (loss)		157,894,943	(205,243,981)	48,141,485	(24,496,522)

Selling expenses	21	(506,274,060)	(449,912,580)	(210,028,718)	(159,457,056)
Administrative expenses	22	(591,814,841)	(383,067,094)	(187,129,154)	(120,087,507)
Other operating income	23	171,079,185	280,171,680	56,284,756	116,961,295
Other operating expenses	23	(249,937,847)	(142,571,679)	(98,656,112)	(61,672,274)
Recovery of impairment of property, plant and equipment	5	88,406,704	-	88,406,704	-
Share of profit (loss) of joint ventures	8	7,791,702	(10,380,821)	10,500,236	2,837,303
Share of (loss) profit of associates	9	(319,388)	1,455,140	1,656,369	(2,701,701)
Operating loss before Resolution ES No. 250/13 and ES Note No. 6852/13 and 4012/14		(923,173,602)	(909,549,335)	(290,824,434)	(248,616,462)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13 and 4012/14	2	735,534,348	2,212,623,330	-	-
Operating (loss) income		(187,639,254)	1,303,073,995	(290,824,434)	(248,616,462)

Financial income	24	252,256,165	283,714,761	54,760,011	43,247,964
Financial cost	24	(841,697,251)	(598,045,361)	(283,204,165)	(323,266,245)
Other financial results	24	226,110,330	(244,623,427)	431,532,124	(3,661,536)
Financial results, net		(363,330,756)	(558,954,027)	203,087,970	(283,679,817)
(Loss) Profit before income tax		(550,970,010)	744,119,968	(87,736,464)	(532,296,279)

Income tax		(31,513,878)	121,828,827	(99,539,616)	157,316,348
(Loss) Profit for the period from continuing operations		(582,483,888)	865,948,795	(187,276,080)	(374,979,931)
Discontinued operations		-	(126,858,329)	-	(6,808,524)
Total (loss) profit of the period		(582,483,888)	739,090,466	(187,276,080)	(381,788,455)

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

		Nine months to		Three months to
	Note	09.30.2014	09.30.2013	09.30.2014	09.30.2013
Total (loss) profit of the period attributable to:
Owners of the company		15,182,431	384,642,489	95,597,116	(160,610,005)
Non - controlling interest		(597,666,319)	354,447,977	(282,873,196)	(221,178,450)
		(582,483,888)	739,090,466	(187,276,080)	(381,788,455)

Total profit (loss) of the period attributable to owners of the company:
Continuing operations		15,182,431	470,340,934	95,597,116	(157,380,417)
Discontinued operations		-	(85,698,445)	-	(3,229,588)
		15,182,431	384,642,489	95,597,116	(160,610,005)

Earing (Loss) per share attributable to the equity holders of the company during the period

Basic earning per share from continuing operations	25	0.0116	0.3579
Diluted earing per share from continuing operations	25	0.0151	0.3579
Basic and diluted loss per share from discontinued operations	25	-	(0.0652)

   The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine month period ended September 30, 2014

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	-	-	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	-	(63,481,292)	(63,481,292)
										-
Profit for the nine-month period	-	-	-	-	-	-	384,642,489	384,642,489	354,447,977	739,090,466
Comprehensive profit for the nine-month period	-	-	-	-	-	-	384,642,489	384,642,489	354,447,977	739,090,466

Balance as of September 30, 2013	1,314,310,895	246,555,642	-	-	257,114,715	(10,753,372)	384,642,489	2,191,870,369	805,295,284	2,997,165,653

Reserve for directors’ options	-	-	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Sale of subsidiaries	-	-	-	-	-	-	-	-	(8,646,382)	(8,646,382)
Sale of interest in subsidiaries	-	7,698,689	-	-	-	-	-	7,698,689	20,941,588	28,640,277
Merging of subsidiaries	-	9,235,580	-	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Loss for the complementary three-month period	-	-	-	-	-	-	(98,558,688)	(98,558,688)	(25,746,458)	(124,305,146)
Other comprehensive loss for the complementary three-month period	-	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Comprehensive loss for the complementary three-month period	-	-	-	-	-	(13,631,949)	(98,558,688)	(112,190,637)	(32,366,775)	(144,557,412)

Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103
	-	-	-	-	-	-	-	-	-
Reserve for directors’ options	-	-	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Sale of interest in subsidiaries	-	66,020,707	-	-	-	-	-	66,020,707	7,369,298	73,390,005
Change in interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,537,261)	(15,537,261)
Legal reserve constitution - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Voluntary reserve constitution - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-

Profit (Loss) for the nine-month period	-	-	-	-	-	-	15,182,431	15,182,431	(597,666,319)	(582,483,888)
Comprehensive profit (loss) for the nine-month period	-	-	-	-	-	-	15,182,431	15,182,431	(597,666,319)	(582,483,888)
	-	-	-	-	-	-	-	-	-
Balance as of September 30, 2014	1,314,310,895	342,105,475	14,304,190	271,779,611	266,060,067	(24,385,321)	15,182,431	2,199,357,348	256,890,126	2,456,247,474

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the nine month period ended September 30, 2014

presented with comparative figures

 (In Argentine Pesos (“$”) – unless otherwise stated)

	Note	09.30.2014	09.30.2013
Cash flows from operating activities:
Total (loss) profit for the period		(582,483,888)	739,090,466
Adjustments to reconcile net (loss) profit to cash flows provided by operating activities:
Income tax and minimum notional income tax		31,513,878	(121,828,827)
Accrued interest		581,979,893	337,186,536
Depreciations and amortizations	20, 21 and 22	333,680,548	277,796,993
Reserve for directors’ options	22	6,709,014	6,709,014
Recovery of impairment of property, plant and equipment	5	(88,406,704)	-
Constitution of accruals, net		16,218,382	37,349,606
Constitution of provisions, net		78,337,032	23,002,280
Share of profit of joint ventures and associates	8 and 9	(7,472,314)	8,925,681
Accrual of defined benefit plans	20, 21 and 22	37,754,594	25,376,089
Net foreing currency exchange difference	24	696,349,211	431,210,404
Results for discounted value measurement	24	(3,164,192)	104,195,310
Changes in the fair value of financial instruments	24	(869,125,623)	(222,096,070)
Result from repurchase of corporate bonds	24	(47,122,571)	(68,638,668)
Results from property, plant and equipment sale and decreases	23	(3,417,308)	6,626,462
Consumption of materials		5,988,756	13,390,496
Recovery of other operative expenses		-	(13,002,444)
Revenue recognition from CAMMESA finance		(13,051,870)	(13,051,856)
Higher Costs Recognition - ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14	2	(735,534,348)	(2,212,623,330)
Dividends income earned	23	(2,777,280)	(6,876,038)
Recognition of March Agreement		-	(85,177,042)
Recovery of sales tax	30	(41,110,708)	-
Other finance results		9,361,726	1,735,986
Other operating costs for contract termination		11,366,548	-
Other		(309,164)	(6,071,453)
Discontinued operations		-	205,834,164

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(477,393,688)	(383,087,656)
Increase in inventories		(54,171,229)	(16,969,761)
Decreace (Increase) in biological assets		417,286	(702,312)
Increase in trade and other payables		336,552,379	68,346,546
Increase in deferred income		63,430,998	-
Increase (Decrease) in salaries and social security payable		127,561,284	19,236,024
Decrease in defined benefit plans		(14,098,457)	(11,416,656)
(Decrease) Increase in taxes payable		(24,593,728)	20,267,230
Decrease in provisions		(46,630,177)	(19,107,640)
Funds obteined from PUREE - ES Resolution No. 1037/07		352,204,712	338,122,760
Income tax paid		(659,705)	(3,576,496)
Dividends paid to third parties in subsidiaries		(2,800,000)	(2,872,481)
Seized funds	30	(2,350,335)	-
Subtotal before CAMMESA financing		(327,247,048)	(522,696,683)
Net increase from funds obtained - CAMMESA financing		2,297,474,133	1,587,655,440
Net cash generated by operating activities		1,970,227,085	1,064,958,757

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

Proceeds from financial assets	09.30.2014	09.30.2013
Cash flows from investing activities:
Purchases of property, plant and equipment acquisition	(1,581,604,526)	(800,844,367)
Purchases of financial assets at fair value	(1,000,479,804)	(140,313,152)
Purcahses of derivative financial instruments	(4,625,000)	-
Proceeds from property, plant and equipment sale	2,280,944	230,547
Proceeds from financial assets at fair value sale	1,044,294,096	114,198,981
Proceeds from financial assets' amortization	2,885,082	127,498,224
Proceeds from financial assets' interest	369,178	1,353,623
Proceeds from dividends	2,777,280	12,996,407
Proceeds from loans	2,976,412	4,394,045
Recovery (Subscription) of investment funds, net	(326,779,573)	(401,899,695)
Capital contribution in joint ventures	-	(205,386)
Recovery of advances to suppliers of property, plant and equipment	274,360	-
Discontinued operations	-	(105,301,000)
Net cash used in investing activities	(1,857,631,551)	(1,187,891,773)

Cash flows from financing activities:
Proceeds from borrowings	913,274,408	578,043,980
Payment of borrowings	(925,322,491)	(261,041,561)
Payment of borrowings' interests	(394,380,915)	(127,605,339)
Proceeds from sale of interest in subsidiaries	68,856,035	-
Capital contributions received from third parties in subsidirias	98,997,500	-
Payment for repurchase of financial debt	-	(52,839,985)
Discontinued operations	-	25,388,000
Net cash (used) generated by financing activities	(238,575,463)	161,945,095

(Decrease) Increase in cash and cash equivalent	(125,979,929)	39,012,079

Cash and cash equivalents at the beginning of the year	341,668,865	156,647,003
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale	-	11,154,000
Foreing currency exchange difference generated by cash and cash equivalents	34,776,296	31,945,870
(Decrease) Increase in cash and cash equivalents	(125,979,929)	39,012,079
Cash and cash equivalents at the end of the period	250,465,232	238,758,952

Cash and cash equivalents at the end of the period in the statement of financial position	250,465,232	219,813,952
Cash and cash equivalents at the end of the period included in assets classified as held for sale	-	18,945,000
Cash and cash equivalents at the end of the period	250,465,232	238,758,952

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	09.30.2014	09.30.2013
Non-cash significant transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(162,880,535)	(42,378,057)
Borrowing costs capitalized in property, plant and equipment	(7,188,166)	(23,874,770)
Decrease in PUREE related liability (Res. ES No. 250/13 and Notes ES No. 6852/13 and 4012/14)	(168,425,807)	(1,394,304,728)
Decrease in financial assets at fair value from repurchase of Corporate Notes	91,637,990	165,085,442
Decrease in CAMMESA trade payable (Res. ES No. 250/13 and Notes ES No. 6852/13 and 4012/14)	(1,038,046,931)	-
Attachment of financial assets at fair value	(13,349,394)	-
Increase in financial assets at fair value from subsidiary sale	-	(333,994,287)

The accompanying notes are an integral part of these condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
For the nine and three month periods ended September 30, 2014 presented with comparative figures
 (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,214 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2013, with the exception of the changes stated below.

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date of these financial statements the National Government on the Company and its subsidiaries’ financial, economic and cash position as at September 30, 2014 have been calculated based on the assessments and estimates made by the Company management as of the date of preparation of these unaudited consolidated condensed financial statements and should be interpreted considering these circumstances.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1 ES Res. No. 529/14 – Update of the remuneration scheme implemented by ES Res. No. 95/13

ES Res. No. 529/14 dated May 23, 2014, which replaced exhibits I, II and III of ES Res. No. 95/13, provided for a retroactive updating —as from the economic transactions for the month of February, 2014— of the remuneration values contemplated in mentioned exhibits and modified fixed costs’ remuneration settlement as follows and that affect subsidiaries’ generation units:

i.       Fixed Costs Remuneration:

Technology and scale	$/MW-HRP
TG units with power (P) > 50 Mw	50.00
TV units with power (P) < 100 Mw	83.20
TV units with power (P) > 100 Mw	59.40
HI units with power (P) < 120 Mw	76.50
HI units with power (P) between 120 Mw and 300 Mw	29.80
HI units with power (P) > 300 Mw	21.30

The method for calculating the fixed costs remuneration to the generating agents comprised within the above-described scheme and having conventional thermal generation equipment (TG, TV and CC) will be variable based on the RA, the TA, the HA, and the time of the year.

A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

TV	June-August and December-February periods	March-May and September-November periods
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%
TG
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

50% of the percentage difference between the generator's RA and HA will be added to or subtracted from the base rate; that is, for each percentage point variation in the generator’s RA as compared with its HA, half a percentage point will be applied to the Fixed Costs remuneration. The maximum and minimum values are those set forth for each period (maximum 110% and minimum 70%, as applicable).

For availability control purposes, the criteria set forth in ES Note No. 2053/13 will remain in force. HA values for each thermal group will be determined based on its availability recorded during the 2010-2013 period. At the end of each year, the result will be added to the base until reaching 5 rolling years.

ii.     Variable Costs Remuneration:

Classification	Operating with:
	Natural Gas	Liquid Fuels
	$/MWh
TG units with power (P) > 50 Mw	26.80	46.90
TV units with power (P) < 100 Mw	26.80	46.90
TV units with power (P) > 100 Mw	26.80	46.90

Hydroelectric Units	$/MW-HRP
HI units with power (P) < 120 Mw	21.30
HI units with power (P) between 120 Mw and 300 Mw	21.30
HI units with power (P) > 300 Mw	21.30

iii.    Additional Remuneration:

	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power (P) > 50 Mw	9.40	6.20
TV units with power (P) < 100 Mw	10.90	4.70
TV units with power (P) > 100 Mw	9.40	6.20
HI units with power (P) < 120 Mw	76.50	13.50
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

iv.   Maintenance Remuneration:

Besides the previously stated remuneration items, ES Res. No. 529/14 incorporates a new concept of “Remuneration for Non-Recurring Maintenance Works” (“Maintenance Remuneration”) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the Total Generated Energy. Such remuneration will be implemented through LVFVDs and will be destined exclusively to the financing of major maintenance works, subject to the ES approval.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Technology and scale	Maintenance Remuneration ($/MWh)
TG units with power (P) > 50 Mw	24
TV units with power (P) < 100 Mw	24
TV units with power (P) > 100 Mw	24

Moreover, and in furtherance of the objective sought by ES Res. No. 95/13 of optimizing and minimizing costs in the supply of fuel to the WEM plants, it set forth the extension of the provisions of Section 8 of ES Res. No. 95/13 to generating, co-generating and self-generating agents the energy and power of which have been committed under ES Res. No. 1193/05 (FONINVEMEM), ES Res. No. 220/07 (WEM Supply Agreements) and ES Res. No. 1836/07, as well as to any other kind of energy supply agreement subject to a differential remuneration system, except for agreements under the Energy Plus Service passed by ES Res. No. 1281/06. Thus, among other effects, as these generators’ supply agreements terminate, the supply of such fuel will become centralized in CAMMESA, and the generator will not be entitled to renew such agreements.

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to the provisions of Section 8 of ES Res. No. 95/13, the availability of the generating unit will be considered independently of fuel.

On July 14 and August 7, 2014, CTLL and CTG, respectively, applied for approval by the ES of maintenance works to be executed on the LDLATG02 unit in the case of CTLL and in the GUEMTV11 unit in the case of CTG, for an estimated amount of US$ 11.8 million and $ 7.2 million plus VAT in the case of CTLL and of US$ 10.3 million plus VAT and associated nationalization costs in the case of CTG, to be financed with resources resulting from the Maintenance Remuneration.

2.1.2 Receivables from MEM generators

As of September 30, 2014 and December 31, 2013 the Company and its generation subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total $ 668.3 and Ps 491.7 million, respectively, and are made up as follows:

a.       LVFVDs allocated to FONINVEMEM for $ 61.3 and $ 69 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements Res. No. 724/08” amounting to $ 273.3 and 262.6 million;

c.        LVFDVs allocated to the “Agreement 2008 – 2011” for $ 56.3 and 66.3 million;

d.       LVFVDs accrued during fiscal year 2012 in the amount of $ 39.7 million respectively, which will remain wholly depreciated until the provisions of ES Res. No. 95/13 are implemented and their recoverable value may be assessed.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

e.        LVFVDs accrued during fiscal year 2013 for $18.6 million and accounts of undertaken contributions to the Trust pursuant to Res. No. 95/13 in the amount of $ 93.4 and $ 35.5 million respectively, which have not been recognized as income during this fiscal year due to the uncertainty of their collection. This is so because the ES has not yet implemented this trust since the passing of ES Res. No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

f.        LVFVDs for Maintenance Remuneration in the amount of $  64.6 million, which have not been recognized as income due to the uncertainty of their collection, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the ES.

g.        LVFVDs for Maintenance Remuneration in the amount of $ 61.1 million for the early cancellation of the financing granted to conduct the major maintenance works itemized in Note 17.1.3.

2.1.3 New Generation Project. 2014 Thermal Generation Availability Increase Agreement

Recently, the National Government has submitted to generators a proposal for an agreement to the execution of a new thermal generation availability increase, through the application of LVFVDs and the generators own resources (the “2014 Agreement”). On September 5, 2014, the subsidiaries CTLL, CTG, CPB, HIDISA, HINISA and EGSSA (currently undergoing a merger process with CTG) (the “Generators”) entered into that agreement.

Conditional upon the meeting of certain conditions, the 2014 Agreement provided for an increase in CTLL’s Plant installed capacity by incorporating 115 MW of power with the installation of two engine generators and one high-efficiency gas turbine (generating 15 MW and 100 MW respectively) with an investment estimated at $ 750 million (the “Project”).

This Project will be financed as follows: i) with LVFVDs issued pursuant to ES Resolution No. 406/03 and not committed under other agreements; ii) with receivables from the Additional Remuneration to the Trust issued or to be issued until December 31, 2015 pursuant to ES Resolution No. 95/13 and amending ES Resolution No. 529/14 (jointly, the “Receivables”); and iii) with CTLL’s own funds.

In order to guarantee that funds equivalent to the Receivables are allocated to the Project’s execution, those funds will be transferred to a fund to be created by CAMMESA at the direction of the ES.

The ES will instruct CAMMESA to include the remuneration to be acknowledged for this new generation within the WEM’s economic transactions. In this sense, the remuneration for power equivalent to the percentage representing the amount of the Receivables to be allocated to the project by Generators over the total funds destined to the Project will be remunerated pursuant to ES Resolution No. 95/13. In turn, the remuneration for power equivalent to the percentage representing CTLL’s own contributions (additional to the Receivables) over the whole funds allotted to the Project, will be remunerated through a WEM Supply Commitment Agreement pursuant to ES Resolution No. 220/07.

The execution of the Project is conditional upon obtaining the guarantees necessary to support the provision of foreign equipment, materials and services requested by the contractors, as well as the entering into of the financing agreement required for the execution of the works and of the above-mentioned WEM Supply Agreement.

On October 27, 2014, the Generators and the ES entered into a Supplementary Agreement setting forth the specific conditions applicable to the execution of the Project. The most important aspects of the agreement are indicated below:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

•         The execution of a WEM Supply Agreement pursuant to ES Resolution No. 220/07 between CTLL and CAMMESA for the commercialization of part of the power of the new TG.

•         The inclusion of the LVFVDs undertaken by Generators in CTLL’s CC closing project and in CTP’s project pending of payment as at the date hereof (hereinafter, the “Outstanding LVFVDs”) as CTLL’s own capital in order to determine the power committed under the above-described WEM Supply Agreement.

•         The execution of a loan agreement with CAMMESA allowing for the financing of the Project’s works. The loan will be cancelled, at CTLL’s option, through a cash payment or the offsetting of receivables.

•         The granting of the guarantees necessary for the issuance of the letters of credit required by the Project’s offshore contractors.

•         The extension of CTLL’s Addendum to the Supply Agreement until the termination, in the year 2021, of the WEM Supply Agreement pursuant to ES Resolution No. 220/07 opportunely entered into with CAMMESA, which allows CTLL to sell up to 100% of the additional power resulting from the conversion of the plant into the CC system.

•          Enter into an Addendum to CTP’s WEM Supply Agreement aiming to exclude the second stage of the project, which included this plant within the framework of the 2008-2011 Agreement.

•         The suspension of all brought legal actions seeking the collection of the Outstanding LVFVDs. Once they are wholly cancelled, these legal actions will be waived.

Once these conditions precedent have been met, the subsidiaries will reestimate the recoverable value and/or the recognition of Receivables allocated to the Project.

2.2 Transmission

On February 14, 2014, Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of $ 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on September 2, 2014, Transener and Transba executed with CAMMESA the Mutual Contracts for the implementation of the 2013 and 2014 Renewal Agreements (the “New Mutual Contracts”), which stipulated as follows: i) that the Mutual Contracts, together with their Addendums I, II and III timely executed with CAMMESA, would be deemed duly performed; the granting to Transener and Transba of a new loan in the amount of $ 622.2 million and $ 240.7 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the executed New Mutual Contracts.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As of September 30, 2014, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Mutual Contracts have been accounted for in Transener and Transba’s unaudited condensed interim financial statements. Consequently, Transener has recorded revenues from sales amounting to $ 426.3 million and $ 94.7 million, as well as accrued interest for $ 151.4 million and $ 76.4 million for the nine month period ended September 30, 2014 and 2013, respectively. Likewise, Transba has disclosed revenues from sales amounting to $ 144.6 million and $ 77.5 million, and interest income amounting to $ 52.2 million and $ 49.9 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through the cession of receivables on recognize for higher costs pursuant to the Agreement and the Renewal Agreement.

2.3 Distribution

Penalties – Specific situations

Based on the provisions of ENRE Res. No. 1/14, the final amount of the compensation payable to Customers amounted to $ 84.6 million. As of September 30, 2014, part of that amount has already been credited to Customers.

Furthermore, in May 2014, Edenor and the ENRE entered into a payment agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in 12 monthly installments, maturing as from June 1, 2014. As of the date of issuance of these condensed interim financial statements, Edenor has already paid the first three installments.

PUREE – MMC

On June 24, 2014, the ES issued ES Note No. 4012/14 which, among other issues, extended the effects of ES Res. No. 250/13 and ES Note No. 6852/13 until March 31, 2014. In this regard, as of September 30, 2014, Edenor recorded $ 735.5 million and $ 108.2 million in the “Higher costs recognition - ES Res. No. 250/13 and ES Notes No. 6852/13 and 4012/14” and the “Financial income – Financial interest” line items of the Condensed Interim Statement of Comprehensive (Loss) Income, respectively.

Additionally, the aforementioned Note instructed CAMMESA to apply ES Res. No. 250/13 using for calculation purposes relating to March 31, 2014 the information provided by the ENRE in its Note No. 112,606 dated June 6, 2014. Therefore, Edenor has offset the remaining MMC original amounts (Receivable) subject to the issuance of LVFVD for $ 362.7 million against the trade payable Edenor has with CAMMESA for electricity purchases. In that regard, ENRE Note No. 112,606 recalculates MMC and PUREE values fully complying with the provisions of ES Res. No. 250/13.

Moreover, ES Note No. 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The impact of ES Res. No. 250/13 and ES Notes No. 6852/13 and 4012/14 on the Statement of financial position is summarized below:

	2013			2014
	ES Res No. 250/13	ES Nota No. 6852/13	Subtotal	ES Nota No. 4012/14	Total
Other credits
Cost Monitoring Mechanism	2,254,951,435	723,629,643	2,978,581,078	735,534,348	3,714,115,426
Net interest CMM - PUREE	172,938,704	24,569,902	197,508,606	108,217,852	305,726,458
Other payables - PUREE	(1,387,036,693)	(274,067,026)	(1,661,103,719)	(168,425,807)	(1,829,529,526)
Trade payables - CAMMESA	(678,132,908)	(474,132,519)	(1,152,265,427)	(1,038,046,931)	(2,190,312,358)
LVFVD to be issued	362,720,538	-	362,720,538	(362,720,538)	-

Additionally, Edenor challenged and rejected debit notes for a cumulative total of $ 583.5 million relating to late payment charges, because in its opinion the delay in the payment of the amounts receivable is not attributable to Edenor.

On October 9, 2014, the ES issued Note SE No. 486/14 which extends the effects of Resolution SE No. 250/13 until August 31, 2014, as detailed in Note 40 to the condensed interim financial statements.

Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the fact that the funds of the FOCEDE are insufficient to cover the estimated disbursements of the Investment Plan, Edenor has requested to the respective authorities that it be provided with financing assistance. This has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the ES issued Resolution ES No. 65/2014, which establishes that the insufficiency of the revenue deriving from the FOCEDE will be covered by a Loan (Mutuum) to be entered into by and between EDENOR and CAMMESA, with credit in favor of the Stabilization Fund. The methodology and terms for the reimbursement of the loan will be duly determined by the ES, considering the application of an interest rate equivalent to the average yield obtained by the Entity Responsible for the Dispatch on the financial investments of such Fund. The implementation of the Mutuum is detailed in Note 36 to these condensed interim financial statements.

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the nine and three month periods ended on September 30, 2014 and 2013 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited consolidated condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2013, which have been prepared in accordance with IFRS. These unaudited consolidated condensed interim financial statements are expressed in Argentine pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 3: (Continuation)

These unaudited consolidated condensed interim financial statements for the nine and three month periods ended September 30, 2014 and 2013 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the nine and three month periods ended September 30, 2014 and 2013, does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited consolidated condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on November 10, 2014.

Comparative information

Balances as of December 31, 2013 and for the nine and three month periods ended on September 30, 2013, included in these unaudited consolidated condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current period.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2013, except for the changes described below.

4.1      Derivative Financial Instruments

Derivatives are initially recognized at their fair value on the derivative contract’s effective date. After their initial recognition, they are re-measured at their fair value.

The method used to recognize the resulting profit or loss depends on whether the derivative has been designated as a hedging instrument, and, if so, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument; therefore, changes in their value are disclosed in “Changes in the fair value of financial instruments”, under “Other financial results”. However, the Company partially hedges its exchange rate risk through the execution of forward contracts denominated in U.S. dollars.

The fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices. The fair value of financial instruments that are not traded in active markets is determined using different valuation techniques. The Company uses its critical judgment to select the most appropriate methods and to determine assumptions which are based mainly on the market conditions prevailing at the closing date of each period.

In order to cover for foreign-currency exchange rate fluctuations, as of September 30, 2014, the Company and Edenor keep a U.S. dollar purchasing position amounting to US$ 85.4 million at a contracted average exchange rate of $ 9.61, with maturities between October, 2014 and April, 2015.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

These contracts are guaranteed. The guarantees are disclosed under “other current receivables”, net of the result of the secured contracts. As of September 30, 2014, the economic impact of these operations resulted in net income in the amount of $ 0.3 million, which is disclosed under “other financial results” of the unaudited consolidated condensed interim Statement of comprehensive income.

4.2      Variable Compensation to Certain Officers

PEPASA has granted its Corporate Directors an Annual Variable Compensation (the "EBDA Compensation") for the performance of technical and administrative duties amounting to 7% of the EBDA (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) accrued for each fiscal year in concordance the corresponding financial statements approved by the applicable PEPASA’s General Ordinary Shareholders Meeting.

PEPASA recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

4.3      Share-based Payments to Certain Officers

PEPASA has granted to certain officers a compensation for services (payable in cash) based on the share value appreciation.

This compensation is recorded pursuant to the guidelines set forth in IFRS 2 - “Share-based Payments”. The fair value of the services received is measured through the appreciation of the share as from its initial public offering and includes both its intrinsic value (the share quotation value as at the closing date) and its value over time (the right to participate in future quotation increases until the date this right is actually exercised). The Black-Scholes financial valuation model was used to make this estimate, and the enforceability of the remuneration was taken into consideration.

The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the resulting increase in liabilities, during the period in which employees have an unconditional right to payment. Liabilities are revalued on each balance date and at the settlement date. Any change in the fair value of liabilities is disclosed in profit or loss.

Note 33 to these Condensed Interim Financial Statements details the compensation conditions, the enforceability terms and the main variables taken into consideration in the valuation model.

4.4      New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2013 and not early applied

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

- IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued in May, 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

- IFRIC 21 - "Levies" was issued in May, 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government; it applies both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain.

4.5      New mandatory provisions, modifications and interpretations not effective and not early applied

- IFRS 15, “Revenue from Contracts with Customers", was issued in May 2014 and applies to any annual reporting period beginning on or after January 1, 2017. This standard specifies how and when revenues should be recognized, and identifies the additional information the Company should disclose in its financial statements. The standard provides a single, principles based five-step model which will be applied to all contracts with customers. The Company is currently analyzing its effects; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

- IFRS 9 – “Financial Instruments”: This modification, which was issued in July 2014, covers all the phases of the IASB project to replace IAS 39 - “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new provision supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. As at the transition date, the Company has adopted the first phase of IFRS 9.

4.6      Revenues recognition

Revenues from the electricity market

During this period, CTLL and CTG have not recognized the Maintenance Remuneration as income —which is to be allocated exclusively to the financing of major maintenance works— as income since the condition that it is probable that the economic benefits associated with the transaction will flow to the entity is not met, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the ES and, therefore, there is no reasonable certainty that CTLL and CTG will collect the generated receivable.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

In the preparation of these unaudited consolidated condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2013, except as mentioned in Note 31 and as mentioned below:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

(a)  Reversal of Property, Plant and Equipment Impairment in CPB

Long-lived assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU).

Most of the Company’s main subsidiaries are CGUs, as they only have one main power generation plant (generation segment), power transmission network (transmission segment) or concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary in these segments represents the lowest level of asset disaggregation generating independent cash flows. Assets subject to depreciation are reviewed for impairment when facts or circumstances show that their book value may be unrecoverable.

In order to evaluate if there is evidence of any event or circumstance which may affect a CGU, both external and internal sources of information are examined. Specific facts and circumstances are analyzed, such as the discount rate used in the projections of the future cash flows of each CGU and the business situation in view of economic and market factors, such as the cost of inventories; the regulatory framework for the energy industry (mainly the recognition of expected prices and expense offsetting mechanisms); projected capital investments, and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value. The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell. Any impairment loss will be allocated (to reduce the book value of the CGU's assets) as follows:

(a) firstly, to reduce the book value of goodwill assigned to the CGU, if any, and

(b) then, to the other assets of the unit (or group of units), prorated according to the book value of each asset in the unit (or group of units), provided the book value of the asset is not reduced below the higher of its fair value less costs to sell, its value in use, or zero.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

The value in use of each CGU is estimated based on the present value of the future net cash flows they will generate. Company’s management uses cash flow projections approved by the Board of Directors that covers 5-year period extrapolated into a term consistent with the assets’ remaining useful life taking into consideration the appropriate discount rates. In order to calculate the fair value less the costs to sell, the Company management uses the estimated value of the future cash flows that a market player could generate from the applicable CGU less the costs necessary to perform the sale of the corresponding CGU.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

When estimating future cash flows, Company’s management is required to make critical judgments. Actual cash flows and values may significantly differ from the expected future cash flows and their related values obtained through discount techniques.

As from January 2012, CAMMESA, at the direction of the ES, cancelled the remuneration adjustments provided for by the “2008 – 2011 Agreement” in November, 2010. Furthermore, in the case of CPB, another change in the regulatory framework prevented the Company from continuing operating in the fuel oil purchase business, an activity which allowed it to obtain a margin on the fuel it acquired for generation purposes. Both measures have had a negative effect on the company’s generation of funds, which were insufficient to meet growing operating costs. The deterioration of CPB’s economic and financial situation, evidenced by operating losses, negative cash flows and a working capital deficit, resulted in a decrease in the plant’s reliability since it lacked the sufficient resources to continue bringing about the improvements necessary to keep the operating levels met during fiscal year 2011.

Therefore, as at September 30, 2012, CPB recorded on impairment losses amounting to $ 108.3 million for its Property, Plant and Equipment —which, net of the effect of the income tax, amounted to $ 70.4 million— as a result of the assessment of their recoverable value.

Impairment loss charges have been distributed on a pro rata basis in order to reduce the book value of the assets making up the CGU, taking into consideration the book value of each of the unit’s assets. After recognizing the impairment loss, the asset’s depreciation charges have been adjusted during the following fiscal years to systematically distribute its reviewed book value less any possible residual value through its remaining useful life.

Previously impaired non-financial assets are reviewed for a possible reversal of the impairment every time financial information is presented.

With the implementation of ES Resolution No. 95/13 and its amendment ES Resolution No. N° 529/14 —which defined a new remuneration scheme for the industry as from February 2013 and the later update of remunerative values effective as from February 2014, respectively— and the granting of financing by CAMMESA under advantageous conditions to CPB, which will allow to afford the cost of the capital investments necessary to recover the company’s plant operating capacity (Note 17.1.3), projections by CPB’s projections regarding the recoverability of its Property, Plant and Equipment and its deferred tax assets have been updated.

In view of this situation, CPB’s management has revealed its discounted cash flows considering a revenue  increase exceeding by 10% cost increases as from the year 2017 (on account of the recognition of cost mismatches in respect to past income) and that tariff increases will be granted to offset future cost increases.

The remaining assumptions are detailed below:

i.       Actual discount rate: 9.9%.

ii.     Growth rate: 0%.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

iii.    Plant’s availability factor: 86% on average, considering the execution of major maintenance works in the generating units.

iv.   The collection of the maximum remuneration provided for fixed costs based on the provisions of item iii.

v.     The fulfilment of the capital investments necessary to recover the plant’s operating capacity under normal availability conditions will take place during the next two years and will receive CAMMESA’s permanent financing, which will be repaid under the conditions detailed in Note 17.1.3.

In the light of the above conclusions, CPB CGU’s value in use determined based on the present value of future net cash flows was $ 274.4 higher than its book value. Therefore, CPB has wholly recovered the above-mentioned impairment losses which, net of accumulated depreciation, amounted to $ 88.4 million (recognized under “Recovery of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income) and, net of the effect of the income tax, amounted to $ 57.5 million. The affected Property, Plant and Equipment items are lands, buildings, machines and generation equipment.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since the last year.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

			09.30.2014	12.31.2013
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA (1)	Argentina	Oil	49.79%	100.00%
PEPCA	Argentina	Investment	100.00%	100.00%
Powerco (2)	Uruguay	Distributor	-	100.00%
PISA	Argentina	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On November 6, 2013, the Board of Directors resolved to assign its preemptive rights on PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. On January 8, 2014, PEPASA shareholders subscribed 17.8 million new shares in the exercise of their preemptive rights and 41.9 million new shares in the exercise of their accretion rights. The Company holdings were thus reduced to 49.99%. During the month of September, the Company sold 255,135 PEPASA shares, thus reducing its interest in this Company to 49.79%. However, the necessary conditions to keep PEPASA’s control are met.

(2) On March 7, 2014, CTLL’s Board of Directors resolved to approve the drafting and execution of the Prior Merger Commitment, whereby Powerco's merger into CTLL was agreed. Finally, on April 28, 2014, the Meeting of Shareholders approved the merger into CTLL of all Powerco’s assets and liabilities and June 3, 2014, the Definitive Merger Agreement was signed.

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	09.30.2014	09.30.2013
At the beginning of the year		188,644,285	192,315,761
Capital increase	27.h	-	1,198,434
Other increases		3,766,560	-
Share of profit (loss)		7,791,702	(10,380,821)
Al the end of the period		200,202,547	183,133,374

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is made up of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: (Continuation)

For the valuation, its Financial Statements as of September 30, 2014 have been used, which disclose the following items: Capital Stock in the amount of $ 553,342,861, profit for the period in the amount of $ 11,022,658 and Shareholders’ Equity in the amount of $ 459,774,069.

The following chart includes a reconciliation of the equity method value and the book value of the Company’s interest in it:

	09.30.2014	09.30.2013
Equity method	137,954,534	120,901,923
Adjustments (1)	62,248,013	62,231,451
Total investments in joint ventures	200,202,547	183,133,374

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTE 9: INVESTMENTS IN ASSOCIATES

	09.30.2014	09.30.2013
At the beginning of the year	134,774,654	132,546,155
Share of (loss) profit	(319,388)	1,455,140
At the end of the period	134,455,266	134,001,295

The Company holds an interest in only one associated company. Through PEPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is made up of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation of its interest in the associate, the financial statements as of September 30, 2014 have been used, which disclose the following items: Capital Stock in the amount of $ 638,819,000, losses for the period in the amount of $ 10,159,000 and Shareholders’ Equity in the amount of $ 1,261,082,000.

The following chart includes a reconciliation of the method equity value and the book value of the Company’s interest in them:

	09.30.2014	09.30.2013
Equity method	99,635,770	99,181,799
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	134,455,266	134,001,295

(1) Includes the increased value of investments in associated companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Recovery of impairment	Discontinued operations	Transfers	At the end

Land	15,077,235	-	(10,294)	9,501,305	-	-	24,568,246
Buildings	310,958,995	-	(2,386,174)	29,995,108	-	17,166,741	355,734,670
Generation equipment and machinery	2,180,490,926	3,789,154	(3,432,128)	108,099,213	-	14,497,724	2,303,444,889
Work and compulsory work performed	7,533,912	-	-	-	-	-	7,533,912
High, medium and low voltage lines	2,169,736,111	-	(1,017,115)	-	-	172,067,784	2,340,786,780
Substations	991,708,824	-	(4,434,394)	-	-	63,213,570	1,050,488,000
Transforming chamber and platforms	533,023,918	-	(493,825)	-	-	52,516,429	585,046,522
Meters	603,539,430	-	-	-	-	79,356,272	682,895,702
Wells	157,775,670	199,074,043	-	-	-	-	356,849,713
Casks	89,571	-	-	-	-	-	89,571
Mineral property	89,271,854	200,878,044	-	-	-	-	290,149,898
Gas plant	1,386,447	1,391,769	-	-	-	-	2,778,216
Vehicles	54,045,172	2,136,412	(133,395)	-	-	46,400,585	102,448,774
Furniture and fixtures and software equipment	144,931,936	2,202,870	(681,567)	-	-	9,043,585	155,496,824
Communication equipments	57,364,775	236,549	(4,678)	-	-	(1,778,756)	55,817,890
Materials and spare parts	130,924,625	110,499,904	(5,988,756)	-	-	1,313,613	236,749,386
Tools	17,358,250	319,958	(13,439)	-	-	9,727,126	27,391,895
Work in progress	1,113,048,266	1,211,366,229	-	-	-	(441,324,234)	1,883,090,261
Advances to suppliers	38,250,710	20,819,329	(5,497,845)	-	-	(22,200,439)	31,371,755
				-	-	-
Total at 09.30.2014	8,616,516,627	1,752,714,261	(24,093,610)	147,595,626	-	-	10,492,732,904
Total at 09.30.2013	7,615,754,745	867,769,208	(34,115,416)	-	(76,676,708)	-	8,372,731,829

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	Recovery of impairment	Discontinued operations	For the period	At the end	At the end	At 12.31.13

Land	-	-	-	-	-	-	24,568,246	15,077,235
Buildings	(56,040,715)	940,168	(11,143,260)	-	(9,035,584)	(75,279,391)	280,455,279	254,918,280
Generation equipment and machinery	(345,777,704)	775,031	(48,045,662)	-	(77,600,640)	(470,648,975)	1,832,795,914	1,834,713,222
Work and compulsory work performed	(3,195,615)	-	-	-	(311,362)	(3,506,977)	4,026,935	4,338,297
High, medium and low voltage lines	(567,883,689)	750,393	-	-	(69,780,285)	(636,913,581)	1,703,873,199	1,601,852,422
Substations	(213,781,588)	4,371,729	-	-	(28,102,471)	(237,512,330)	812,975,670	777,927,236
Transforming chamber and platforms	(127,811,951)	237,821	-	-	(16,518,556)	(144,092,686)	440,953,836	405,211,967
Meters	(189,641,038)	-	-	-	(28,558,744)	(218,199,782)	464,695,920	413,898,392
Wells	(65,542,981)	-	-	-	(38,718,016)	(104,260,997)	252,588,716	92,232,689
Casks	(19,214)	-	-	-	(13,434)	(32,648)	56,923	70,357
Mineral property	(18,282,785)	-	-	-	(10,848,499)	(29,131,284)	261,018,614	70,989,069
Gas plant	(495,504)	-	-	-	(65,978)	(561,482)	2,216,734	890,943
Vehicles	(21,487,130)	131,852	-	-	(11,471,286)	(32,826,564)	69,622,210	32,557,621
Furniture and fixtures and software equipment	(65,091,861)	320,811	-	-	(16,352,634)	(81,123,684)	74,373,140	79,840,496
Communication equipments	(28,605,285)	2,028	-	-	(2,529,687)	(31,132,944)	24,684,946	28,759,490
Materials and spare parts	-	-	-	-	-	-	236,749,386	130,924,625
Tools	(8,956,741)	13,371	-	-	(1,543,168)	(10,486,538)	16,905,357	8,401,509
Work in progress	(1,241,467)	-	-	-	(102,932)	(1,344,399)	1,881,745,862	1,111,806,799
Advances to suppliers	-	-	-	-	-	-	31,371,755	38,250,710
			-	-	-	-	-	-
Total at 09.30.2014	(1,713,855,268)	7,543,204	(59,188,922)	-	(311,553,276)	(2,077,054,262)	8,415,678,642
Total at 09.30.2013	(1,598,889,470)	9,641,691	-	42,419,895	(254,630,796)	(1,801,458,680)	6,566,383,530
Total at 12.31.2013								6,902,661,359

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Discontinued operations	At the end

Concession contract	950,767,632	-	950,767,632
Goodwill	231,167,689	-	231,167,689
Rights over arbitration proceedings	108,754,000	-	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	8,834,040	-	8,834,040
Total at 09.30.2014	1,299,523,361	-	1,299,523,361
Total at 09.30.2013	2,708,909,872	(1,179,928,859)	1,528,981,013

	Amortizations
Type of good	At the beginning	Discontinued operations	For the period	At the end

Concession contract	(167,719,709)	-	(20,440,278)	(188,159,987)
Goodwill	(225,540,319)	-	-	(225,540,319)
Rights over arbitration proceedings	-	-	-	-
Intangibles identifiable in acquisitions of distribution's segment companies	(4,417,020)	-	(1,656,383)	(6,073,403)
Total at 09.30.2014	(397,677,048)	-	(22,096,661)	(419,773,709)
Total at 09.30.2013	(900,398,688)	313,784,117	(23,135,586)	(609,750,157)

	Net book values
Type of good	At the end	At 12.31.13

Concession contract	762,607,645	783,047,923
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	2,760,637	4,417,020
Total at 09.30.2014	879,749,652
Total at 09.30.2013	926,745,099
Total at 12.31.2013		901,846,313

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: Financial assets at fair value through profit and loss

Non current	09.30.2014	12.31.2013

Shares	70,630	70,630
Trusts	857,467,545	431,466,036
Government securities	-	1,193,189
Total non current	857,538,175	432,729,855

Current

Government securities	429,604,365	169,975,247
Government bonds trust	-	99,523,343
Corporate securities	413,744	331,969
Shares	79,142,482	84,129,331
Investment funds	945,175,485	490,299,478
Total current	1,454,336,076	844,259,368

NOTE 13: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	09.30.2014	12.31.2013
Tax loss-carryforwards	114,617,262	136,235,830
Trade and other receivables	67,770,517	43,379,702
Financial assets at fair value through profit and loss	4,200,429	1,314,135
Trade and other payables	256,418,099	224,077,730
Salaries and social security payable	22,194,929	4,320,300
Defined benefit plans	59,055,523	50,775,875
Taxes payable	30,992,549	37,289,313
Provisions	46,593,058	35,350,925
Other	151,532	253,084
Deferred tax asset	601,993,898	532,996,894

Property, plant and equipment	(595,039,331)	(577,908,963)
Intangible assets	(238,505,126)	(243,991,000)
Financial assets at fair value through profit and loss	(16,042,709)	(2,465,940)
Trade and other receivables	(51,376,415)	(33,379,506)
Borrowings	(25,331,696)	(24,179,723)
Other	(260,296)	(4,419,131)
Deferred tax liabilities	(926,555,573)	(886,344,263)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 13: (Continuation)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the consolidated statement of financial position:

	09.30.2014	12.31.2013
Deferred tax asset	39,621,865	63,214,262
Deferred tax liabilities	(364,183,540)	(416,561,631)
Net deferred tax liabilities	(324,561,675)	(353,347,369)

NOTE 14: Trade and Other receivables

Non Current	Note	09.30.2014	12.31.2013

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	380,062,376	387,240,276
Present value discount		(260,359,786)	(261,165,570)
Trade receivables, net		119,702,590	126,074,706

Tax credits:
- Value added tax		5,792,855	6,084,746
- Sales tax		14,282,533	15,387,487
- Income tax and minimum notional income tax		261,487,679	216,167,849
- Tax on banking transactions		13,161,508	8,291,150
- Allowance for tax credits		(98,111,365)	(76,740,000)
Financial credit		74,554,834	60,994,014
Other		10,492,580	10,425,727
Other receivables, net		281,660,624	240,610,973

Total Non Current		401,363,214	366,685,679

Current

Receivables from energy distribution		946,813,784	851,839,227
Receivables from MAT		34,421,773	89,504,046
CAMMESA		958,829,981	695,822,404
Res. No. 406/03 Inc. c) consolidated receivables	2	10,865,308	10,690,018
Receivables from oil and liquid sales		83,397,789	32,208,724
Debtors in litigation		31,457,619	22,866,130
Remuneration nonrecurring maintenance	2	61,091,333	-
Receivables from administrative services		1,622,789	5,595,372
Related parties	27.i	8,525,617	4,122,835
Other		9,270,357	4,723,877
Allowance for doubtful accounts		(87,669,383)	(77,200,000)
Trade receivables, net		2,058,626,967	1,640,172,633

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	09.30.2014	12.31.2013
Tax credits:
- Value added tax		187,409,885	120,715,415
- Sales tax		6,509,766	1,911,051
- Income tax and minimum notional income tax		4,680,394	3,500,902
- Withholding of social security contributions		3,415,951	546,967
- Other tax credits		418,388	175,358
- Allowance for tax credits		(443,955)	(759,083)
Advances to suppliers		33,246,520	30,931,348
Advances to employees		2,451,789	5,294,118
Related parties	27.i	9,718,136	645,830
Prepaid expenses		29,594,005	32,079,352
Other receivables from non-electricity activities		42,025,876	52,238,292
Financial credit		4,509,879	3,055,146
Guarantee deposits		106,219,957	3,777,060
Judicial deposits		10,413,415	1,785,559
Trades with FOCEDE Res. No. 347/12		65,176,661	-
Receivable from MMC		-	362,720,538
Receivables from the sale of financial instruments		32,614,043	20,448,750
Attachment of bank accounts	30	15,699,729	-
Compensation receivable		5,070,000	-
Other		12,731,574	14,307,730
Allowance for other receivables		(36,381,712)	(36,579,890)
Other receivables, net		535,080,301	616,794,443

Total Current		2,593,707,268	2,256,967,076

The evolution of the allowance for the impairment of receivables is as follow:

	09.30.2014	09.30.2013
At the beginning	77,200,000	66,610,422
Allowance for impairment	15,612,782	23,558,817
Decreases	(4,778,841)	(616,436)
Reversal of unused amounts	(364,558)	(12,408)
Decreases for discontinued operations	-	(22,540,861)
At the end of the period	87,669,383	66,999,534

The evolution of the allowance for the impairment of other receivables is as follow:

	09.30.2014	09.30.2013
At the beginning	114,078,973	89,772,963
Allowance for impairment	27,742,162	14,201,549
Decreases	(5,045,286)	(380,770)
Reversal of unused amounts	(1,838,817)	(515,649)
At the end of the period	134,937,032	103,078,093

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Sale of AESEBA/EDEN’s assets

The Trust has purchased Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of Edenor’s own debt made by the Trust, at September 30, 2014, Edenor recorded a gain of $ 44.4 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive Income (Loss).

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

NOTE 16: TRADE AND OTHER PAYABLES

Non Current	09.30.2014	12.31.2013

Suppliers	454,996	792,827
Customer contributions	113,554,464	113,778,441
Funding contributions for substations	51,700,000	51,700,000
Customer guarantees	58,995,870	54,524,300
Accounts payable	224,705,330	220,795,568

PUREE (1)	292,381,627	108,602,722
Fines and bonuses	977,880,399	836,115,014
Guarantees executed	168,493,701	130,337,773
Compensation agreements	33,918,103	-
Liability with FOTAE	48,959,579	-
Other liabilities	1,521,633,409	1,075,055,509

Total Non Current	1,746,338,739	1,295,851,077

(1)As of September 30, 2014 and December 31, 2013, net of $ 1,829.5 million and $ 1,661.1 million, respectively, offset in accordance with the provisions of ES Res. No. 250/13 and ES Notes No. 6852/13 and 4012/14.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: (Continuation)

Current	Note	09.30.2014	12.31.2013

Suppliers		1,549,443,308	952,612,056
CAMMESA (1)		3,006,108,358	1,781,544,021
Customer contributions		146,096,073	176,799,558
Funding contributions substations		17,730,966	12,351,787
Fees and royalties		2,444,829	6,127,968
Customer advances		1,495,732	1,591,329
Customer guarantees		1,465,592	1,233,637
Related parties	27.i	351,652	1,091,129
Accounts payable		4,725,136,510	2,933,351,485

ENRE Fines and bonuses		77,334,003	87,658,055
CAMMESA Mutuum		162,000,000	-
Dividends payable		15,537,260	7,596,000
Advances for work to be executed		11,418,239	-
Liability with FOCEDE		3,665,503	4,236,917
Liability with FOTAE		-	48,959,579
Compensation agreements		27,686,610	8,903,811
Other		4,759,717	7,849,544
Other liabilities		302,401,332	165,203,906

Total Current		5,027,537,842	3,098,555,391

(1) As of September 30, 2014 and December 31, 2013, net of $ 2,190.3 million and $ 1,152.3 million, respectively, offset in accordance with the provisions of ES Res. No. 250/13 and ES Notes No. 6852/13 and 4012/14.

NOTE 17: BORROWINGS

Non Current	Note	09.30.2014	12.31.2013

Financial loans		41,827,771	99,971,154
Corporate bonds		3,345,945,969	2,429,837,625
Related parties	27.i	448,887,663	394,721,657
		3,836,661,403	2,924,530,436

Current

Bank overdrafts		93,687,361	41,890,272
VCP		191,843,760	142,811,893
Financial loans		101,026,021	160,235,733
Corporate bonds		125,506,833	377,125,713
Related parties	27.i	5,211,012	31,508,188
		517,274,987	753,571,799

The main variations in the Group's financial structure during the nine month period ended September 30, 2014 and until the date of issuance of these unaudited consolidated condensed interim financial statements are described below:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

17.1 Generation

17.1.1 CTG

Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 14, 2014, on March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of $ 60.1 million accruing interest at the Private Badlar rate plus a 500 basic points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for $ 1.8 million and $ 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the net inflow amounted approximately $ 1.4 million, that were allocated to the prepayment of bank loans.

Bank Loans

As regards the syndicated loan taken out with Banco Hipotecario S.A., Industrial and Commercial Bank of China S.A., Santander Rio S.A. y Citibank N.A., on July 23, 2014, CTG has:

(i)    paid accrued interest in the amount of Ps 7.1 million and the outstanding from the first amortization installment for Ps 4.6 million in accordance with the defined payment schedules; and

(ii)   partially prepaid the loan for an amount equivalent to $ 18 million —out of which $ 14 million were applied to the cancellation of principal installments of the variable tranche and $ 4 million to the cancellation of principal installments of the fix tranche in chronological order based on their maturity dates.

After this prepayment, the remaining principal balance of the syndicated loan amounts to $ 54.7 million, and the next maturity of principal will operate in June 2015.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

17.1.2 CTLL

Corporate Bonds

Bond holders meeting of 2015 corporate bonds

At the CTLL’s Extraordinary Meeting of Corporate Bondholders maturing in 2015, which was held on September 4, 2014, the modification to the issuance terms and conditions for the following corporate bonds was unanimously agreed:

-   Amortization: the Corporate Bonds balance of US$ 188 million (US$ 163.9 million net of portfolio holdings) will be amortized in five installments pursuant to the following scheme: (a) a first installment maturing on March 8, 2015 for an amount equivalent to 12.5% of the principal; (b) a second, third and fourth installment maturing on December 7, 2015, 2016 and 2017, respectively, for amounts equivalent to 12.5% of each installment’s outstanding principal; and (c) a fifth and last installment maturing on December 7, 2018 for an amount equivalent to 50% of the principal (the “2018 Corporate Bonds”).

-     Interest payment dates: they were modified so that they would mostly match with the principal payment dates indicated above pursuant to the following scheme: (i) September 8, 2014; (ii) March 8, 2015; (iii) December 7, 2015; (iv) for the years 2016, 2017 and 2018, interest will be paid on June 7 and December 7.

-     Guarantees Package: it was modified so that the fiduciary assignment of the rights to collect payments and/or claim compensations from the sale of electricity (energy and/or power) comprised within the additional capacity generated by the Project, be limited to the amount corresponding to the next amortization installment pursuant to the provisions of the first subsection.

-     Early redemption at the issuer’s option: any redemption of Corporate Bonds by the Issuer will be applied to principal installments based on their maturity chronological order. Additionally, should CTLL opt for an early redemption until December 7, 2015, it will have to pay an additional amount equivalent to 25% of the interest rate multiplied by the amount of the outstanding principal being redeemed. As from that date, this additional amount will be reduced to 10%. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time before the corporate bonds' maturity date, no additional amount will be paid.

-     Limitations on the incurrence of indebtedness: two new cases of Allowed Indebtedness have been added: the “Regulatory Indebtedness” (any indebtedness in favor of CAMMESA or any Governmental entity regulating the electricity market in Argentina), and letters of credit, banker’s acceptances, letters of guarantee or other similar instruments granted upon CTLL’s request to any financial entity in support of any business commitment it undertakes.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

Early Redemption of 2018 Corporate Bonds

On September 26, 2014 and October 10, 2014, CTLL has partially redeemed Corporate Bonds for a face value of US$ 43.6 million and US$ 21.8 million respectively aiming to regain a more efficient financing structure. For the first redemption, CTLL has paid the amount of $ 369.4 million as principal and interest, and the amount of $ 5,8 million as additional payment for the early redemption (equivalent to US$ 43.8 million and US$ 0.7 million, respectively, at a $ 8.4272 reference exchange rate). For the second redemption, the payments amounted to $ 186.3 million as principal and interest, and $ 5.3 million as additional early redemption payment (equivalent to US$ 22 million and US$ 0.6 million, respectively, at a $ 8.4643 reference exchange rate).

CTLL has financed these redemptions with current account overdrafts in the amount of $ 128 million, sales of portfolio Corporate Bonds for $ 198.1 million, and the remaining, through cash, cash equivalents and financial assets at fair value.

Issuance of Class 1, 2, 3 and 4 Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 350 million (or its equivalent value in other currencies), on October 30, 2014 CTLL issued the following Corporate Bonds:

-        CTLL resolved to cancel the tender of Class 1 Corporate Bonds.

-        Class 2: for a face value of $ 96.4 million accruing interest at the Private Badlar rate plus a 400 basic points spread. The principal will be fully repaid at maturity on April 30, 2016, and interest will be repaid on a quarterly basis.

-        Class 3: for a face value of $ 50.8 million accruing interest at the Private Badlar rate plus a 500 basic points spread. The principal will be amortized in three installments maturing on April 30, 2017 (33.34%), July 30, 2017 (33.33%) and October 30, 2017 (33.33%), and interest will be repaid on a quarterly basis.

-        Class 4: for a face value of US$ 29.9 million at a $ 8.4917 exchange rate and a 6.25% annual nominal fixed rate. Principal will be amortized in whole on October 30, 2020. Interest accruing on the principal outstanding as at October 31, 2016 will be compounded quarterly. Interest accruing on the principal outstanding between November 1, 2016 and the maturity date will be paid on a quarterly basis.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

On November 7, 2014, CTLL partially redeemed 2018 Corporate Bonds with a face value of US$ 39.2 million with funds resulting from the offering of new Corporate Bonds. CTLL paid the amount of $ 338.7 million (equivalent to US$ 40 million at a $ 8,5087 reference exchange rate) as principal and interest, as well as the amount of $ 9.6 million (equivalent to US$ 1.1 million at a $ 8,5087 reference exchange rate) as early redemption additional payment.

 As at the issuance hereof, the face value of outstanding 2018 Corporate Bonds amounts to US$ 59.3 million.

Syndicated Loan

On November 4, 2014, in line with CTLL’s financial strategy of improving its financing cost and structure, CTLL’s Board of Directors approved a new indebtedness consisting of a syndicated loan in the amount of up to $ 450 million (the “Syndicated Loan”) with certain domestic financial entities (the “Banks”) seeking to refinance existing financial liabilities. The loan’s main terms and conditions are described below:

-        Amortization: eight installments representing 11% of the indebtedness each, and a last installment for the remaining 12%, all of them payable on a quarterly and consecutive basis, the fist one maturing twelve months as from the loan’s disbursement date

-        Compensatory Interest: at the adjusted Private Badlar rate plus a 575 basic points spread, payable on a quarterly basis;

-        Guarantees:

i)         CTLL will issue sight bills to each of the Banks to guarantee the outstanding principal and interest in accordance in the proportion of their share in the loan;

ii)       The Company will act as joint and several obligor and main debtor of each and all payment obligations taken on by CTLL with the Banks, and will provide surety for all bills;

-        Subordination: the agreement contemplates the subordination of certain debts CTLL holds with PISA to the indebtedness to be taken with the Banks.

As at the issuance of these Condensed Interim Financial Statements, CTLL and the Banks are finalizing certain terms and conditions of the loan agreement seeking its prompt execution and the resulting fund disbursement to CTLL. It should be pointed out that there is no binding disbursement commitment by the Banks pursuant to the Syndicated Loan.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTA 17: (Continuation)

17.1.3 CPB

Cammesa Financing II

On April 9, 2014, CAMMESA notified CPB of the authorization granted by the ES to apply the LVFVDs corresponding to January 2008-June 2011 period, including accrued interest, to the cancellation of the loan perfected through the Mutual Contract and Credit Assignment Agreement entered into between CAMMESA and CPB on January 8, 2013, which was destined to financing maintenance works performed in 2013 over BBLATV29 and BBLATV30 and in auxiliary equipment conducted in 2013.

In order to formalize such offset, on April 15, 2014 CPB assigned the LVFVDs for this financing, including interest accrued as at the offset date and until the concurrence of those receivables with the outstanding debt as of the same date.

On April 24, 2014, the compensation of the mentioned financing was performed in the amount of $ 39.5 million of principal and $ 11.3 million of accrued interest (VAT included) with the issuance of the commercial documents by CAMMESA.

As a result of this compensation, CPB recognized income before taxes in the amount $ 35.3 million resulting from the revaluation of the affected LVFVDs, which were disclosed under "Other Financial Results" of the Statement of Comprehensive Income (Loss).

Financing of Major Maintenance Works

During the month of April, 2014, the Loan and Receivables Assignment Agreement was entered into between CPB and CAMMESA to finance the 2015-2016 Maintenance Plan for an estimated total amount of US$ 82.6 million plus VAT and nationalization costs. The final amount of the financing will be determined based on the actual disbursements made by CAMMESA.

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works is verified.

The financing will be repaid in 48 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM.

The Maintenance Remuneration provided for by ES Res. No. 529/14 will be destined to the early cancellation of the granted financing.

Should the Maintenance Remuneration be insufficient to cancel the amount of each installment and provided CPB meets the UMA, the balance payment obligation will be limited to 50% of the DRF. In case is not met, CPB will have to pay the whole applicable installment on the stipulated maturity date.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

The UMA will range from 80% to 83% depending on the month, and will be calculated as an average of the last three rolling months, taking into consideration both units and provided the major maintenance works for each unit have been performed.

The DRF will be calculated based on the operating results plus Property, Plant and Equipment depreciations, net of:

(i)       The Additional Remuneration committed to the Trust pursuant to Res. No. 95/13;

(ii)     The Remuneration pursuant to the Winter Plan Loan Agreement (ES Note No. 6157/10);

(iii)    Investments in Property, Plant and Equipment;

(iv)   Taxes not included in operating results;

(v)     Uncollected Delta receivables with CAMMESA;

(vi)   The Maintenance Remuneration.

In accordance with what has been previously stated, if at each installment’s maturity date the funds asigned to its cancellation are insufficient to fully cancel it, the uncancelled balance will be distributed pro rata among the remaining installments, provided the UMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables, whether accrued or to be accrued, in connection with the operations conducted and to be conducted with the WEM, excluding those which had already been assigned to third parties or included in contracts entered into pursuant to the 2008-2011 Agreement, as well as those included in the assignment as collateral provided for in the loan agreement under ES Note No. 6157/10 and in the assignment as collateral set forth in the loan agreement entered into by the parties on January 8, 2013, until the financing limit.

The major maintenance execution dates included in the Maintenance Plan have been defined for the September-December 2015 periods in Unit 29 and for March-June 2016 in Unit 30. The work plan seeks to generate the purchase orders for the spare parts having a longer delivery term so as not to compromise the execution of maintenance works.

As at September 30, 2014, CPB has provided for the following:

i)           the orders for the turbine, generator, turbo-coupler, feeding water pump, batteries, medium-voltage engines and other spare parts,

ii)          the boiler maintenance service and materials supply agreement,

iii)        quotes for the control system, protections and power upgrade and overhaul services and materials, and spare parts for the feeding water pumps and other equipment.

As at the issuance of its condensed interim financial statements, CPB has received partial advances from CAMMESA amounting to $ 78.3 million.

On October 29, 2014, CAMMESA offset partial advances against accrued Receivables for Maintenance Remuneration in the amount of $ 28 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 17: (Continuation)

17.2 Holding and others

17.3.1 PEPASA

VCPs Global Programme

As of March 27, 2014, PEPASA has cancelled Series 5 and 6 VCPs for a face value of $ 77.8 million and US$ 4.3 million equivalent $ 34.7 million, respectively.

On April 28, 2014, PEPASA perfected the issuance of Series 8 VCPs with a face value of $ 122.95 million, accruing interest at a Private Badlar Rate plus a 3.95% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

As of September 30, 2014, outstanding Series 7 y 8 VCPs amounted to $ 197.1 million, including principal and interest.

Resources gathered through the issuance of these VCPs may be destined to investments in physical assets, the payment of working capital and/ or the refinancing of liabilities.

On October 3, 2014, PEPASA perfected the issuance of Series 9 VCPs with a face value of $ 76.45 million, accruing interest at a Private Badlar Rate plus a 3.95% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

Furthermore, PEPASA has cancelled Series 7 VCPs for a face value of $ 65.4 million, $ 16.3 million of which were exchanged under the above-mentioned subscription.

Corporate Bonds Programme

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 100 million (or its equivalent value in other currencies) dated March 19, 2013, on June 6, 2014, PEPASA issued Class 2 Corporate Bonds for a face value of $ 525.4 million accruing interest at the Private Badlar rate and finally maturing on June 6, 2017. They were issued in order to perform productive investments computable under Section 35.k of the Insurance Activity General Regulations. Interest will be payable on a quarterly basis.

Funds collected through the issuance of these bonds will be destined to investments in physical assets and/ or to the payment of working capital.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: PROVISIONS

	Non current
	For contingencies	For decomissioning of wells	Total
At the beginning of the year	89,703,658	1,761,146	91,464,804
Increases	34,911,637	677,226	35,588,863
Reclassifications	(4,510,478)	-	(4,510,478)
Reversal of unused amounts	(172,808)	-	(172,808)
Decreases	(4,131)	-	(4,131)
At the end of the period	119,927,878	2,438,372	122,366,250

	Current
	For contingencies
At the beginning of the year	11,239,188
Increases	42,900,249
Reclassifications	4,510,478
Decreases	(46,626,047)
At the end of the period	12,023,868

NOTE 19: SALES

	Nine months to
	09.30.2014	09.30.2013

Sales of energy to the SPOT Market	605,427,808	503,482,298
Energy sales Resolution No. 220/07	585,830,538	175,200,661
Sales of energy to MAT	84,530,786	392,864,125
Energy plus sales	274,329,749	185,971,823
Other sales	15,160,357	14,110,683
Generation subtotal	1,565,279,238	1,271,629,590

Energy sales	2,703,446,320	2,532,764,661
Right of use of posts	41,328,222	32,306,132
Connection and reconnection charges	3,428,542	3,419,932
Distribution subtotal	2,748,203,084	2,568,490,725

Gas sales	178,925,641	87,009,146
Oil and liquid sales	15,393,198	12,910,382
Administrative services sales	24,371,554	14,178,631
Other sales	753,001	-
Holding and others subtotal	219,443,394	114,098,159

Intersegment sales	9,729,639	4,511,395

Total sales	4,542,655,355	3,958,729,869

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: COST OF SALE

	Nine months to
	09.30.2014	09.30.2013
Inventories at the beginning of the year	114,615,289	103,330,353

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	1,468,667,674	1,557,266,339

Salaries	1,103,286,991	639,310,992
Social benefits	36,239,124	27,000,863
Other social charges	14,459,136	8,983,438
Accrual of defined benefit plans	30,286,594	19,156,907
Fees and compensations for services	563,954,239	497,439,629
Property, plant and equipment depreciations	286,252,776	236,461,389
Intangible assets amortization	22,096,661	22,096,662
Depreciation of biological assets	30,611	30,611
Gas consumption	103,462,460	122,492,314
Purchase of energy	198,412,574	441,699,553
Fuel consumption	-	31,668,616
Transport of energy	21,098,033	18,061,908
Material consumption	192,881,298	110,914,605
Penalties	183,119,822	194,455,068
Maintenance	46,764,516	85,964,026
Royalties and fees	43,365,575	30,463,344
Gas production	22,088,341	7,124,801
Rental and insurance	42,094,363	38,509,193
Surveillance and security	24,169,590	15,998,124
Taxes, rates and contributions	9,844,999	12,755,777
Communications	9,006,309	5,877,847
Other	17,263,504	14,219,296
Subtotal	2,970,177,516	2,580,684,963

Less: Inventories at the end of the period	(168,700,067)	(77,307,805)
Total cost of sales	4,384,760,412	4,163,973,850

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: SELLING EXPENSES

	Nine months to
	09.30.2014	09.30.2013
Salaries	177,443,345	132,872,320
Social benefits charges	842,041	851,181
Other social benefits	77,420	99,899
Accrual of defined benefit plans	3,634,379	2,929,825
Fees and compensations for services	189,371,999	138,399,657
Compensation agreements	18,408,533	-
Property, plant and equipment depreciations	12,337,069	6,696,091
Taxes, rates and contributions	46,580,051	64,874,684
Communications	29,648,303	23,506,077
Penalties	11,330,000	41,020,000
Doubtful accounts	15,878,972	37,778,107
Surveillance and security	191,995	435,987
Other	529,953	448,752
Total selling expenses	506,274,060	449,912,580

NOTE 22: ADMINISTRATIVE EXPENSES

	Nine months to
	09.30.2014	09.30.2013
Salaries	245,477,840	158,736,391
Social charges	16,276,022	12,977,014
Other social benefits	7,380,661	5,573,085
Accrual of defined benefit plans	3,833,621	3,289,357
Fees and compensations for services	156,693,271	96,664,283
Compensation agreements	27,096,633	-
Directors and Sindycs’ fees	14,336,403	13,319,660
Reserve for directors’ options	6,709,014	6,709,014
Property, plant and equipment depreciations	12,963,431	11,473,316
Intangible assets amortization	-	1,038,924
Material and spare parts consumption	8,123,378	4,928,753
Maintenance	2,210,414	1,128,225
Transport and per diem	4,774,787	2,391,254
Rental and insurance	38,431,631	24,722,273
Surveillance and security	11,645,201	8,320,380
Taxes, rates and contributions	12,850,721	17,694,451
Communications	5,634,269	4,020,970
Advertising and promotion	7,475,714	3,929,253
Other	9,901,830	6,150,491
Total administrative expenses	591,814,841	383,067,094

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 23: OTHER OPERATING INCOME AND EXPENSES

	Note	Nine months to
Other operating income		09.30.2014	09.30.2013
Insurance recovery		6,358,656	123,644,657
Recovery of expenses		13,909,309	9,557,182
Recovery of allowances for receivables		2,191,127	4,788,355
Recovery of other operating costs		-	13,002,444
Recognition of March Agreement		-	85,177,042
Surplus Gas Injection Compensation Res. No. 1/13		62,196,600	11,822,404
Recovery of sales tax		37,943,970	-
Commissions on municipal tax collection		8,042,806	4,841,129
Dividend income		2,777,280	6,876,038
Billing work to third parties		16,556,729	14,145,584
Client severance		5,070,000	-
Profit of property, plant and equipment sale		5,596,699	234,140
Recovery of allowance for tax credits		274,224	63,111
Other		10,161,785	6,019,594
Total other operating income		171,079,185	280,171,680

Other operating loss
Allowances for contingencies		(78,509,840)	(23,002,280)
Voluntary retirements - bonus		(21,926,954)	(13,162,082)
Decreaeses in property, plant and equipment		(2,179,391)	(6,860,602)
Indemnities		(5,893,731)	(3,702,557)
Allowances for financial instrument receivables		-	(1,188,984)
Allowances for doubtful tax credits		(2,804,761)	(3,233,981)
Net expense for technical functions		(11,970,228)	(11,278,599)
Tax on bank transactions		(77,610,196)	(62,461,658)
Third parties cost works		(12,805,073)	(6,261,054)
Other operating costs for contract termination	37	(11,366,548)	-
Donations and contributions		(3,946,026)	(2,901,674)
Other		(20,925,099)	(8,518,208)
Total other operating loss		(249,937,847)	(142,571,679)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: FINANCIAL RESULTS

	Nine months to
Finance income	09.30.2014	09.30.2013
Comercial interest	88,011,913	74,742,214
Financial interest	164,244,252	208,972,547
Other interest	-	-
Total finance income	252,256,165	283,714,761

Finance cost
Comercial interest	(338,736,340)	(242,885,774)
Fiscal interest	(36,998,688)	(40,695,872)
Financial interest	(439,361,856)	(298,901,316)
Other interest	(318,013)	(151,548)
Taxes and bank commissions	(16,132,583)	(13,393,687)
Other finance costs	(10,149,771)	(2,017,164)
Total finance cost	(841,697,251)	(598,045,361)

Other finance results
Net foreing currency exchange difference	(696,349,211)	(431,210,404)
Result from repurchase of corporate bonds	47,122,571	68,638,668
Changes in the fair value of financial instruments	869,125,623	222,096,070
Discounted value measurement	3,164,192	(104,195,310)
Recovery of fiscal interest	3,166,739	-
Other finance results	(119,584)	47,549
Total other finance results	226,110,330	(244,623,427)

Other finance results, net	(363,330,756)	(558,954,027)

NOTE 25: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: (Continuation)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the nine month period ended September 30, 2013, and for discontinued operations during the nine month period ended September 30, 2013.

	09.30.2014	09.30.2013
Earnings attributable to the equity holders of the company from continuing operations	15,182,431	470,340,934
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earning per share from continuing operations	0.0116	0.3579

	09.30.2014
Earnings attributable to the equity holders of the company from continuing operations	15,182,431
Charge for reserve for directors’ options	6,709,014
Basic adjusted earning per share from continuing operations	21,891,445

Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	134,207,977
Weighted average amount of outstanding shares for diluted profit per share	1,448,518,872
Diluted earnings per share from continued operations	0.0151

		30.09.2013
Loss attributable to the equity holders of the Company for discontinued operations		(85,698,445)
Weighted average amount of outstanding shares		1,314,310,895
Basic and diluted loss per share from discontinued operations		(0.0652)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor. As of December 31, 2013 the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of operation information at September 30, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Sales	1,565,279,238	488,495,143	2,748,203,084	219,443,394	-	5,021,420,859
Intersegment sales	-	1,079,707	-	59,635,836	(49,906,197)	10,809,346
Cost of sales	(838,202,576)	(360,005,021)	(3,466,044,374)	(125,697,322)	45,183,860	(4,744,765,433)
Gross profit (loss)	727,076,662	129,569,829	(717,841,290)	153,381,908	(4,722,337)	287,464,772

Selling expenses	(13,447,868)	-	(461,728,229)	(31,097,963)	-	(506,274,060)
Administrative expenses	(137,078,347)	(64,301,525)	(340,681,648)	(118,440,254)	4,446,554	(656,055,220)
Other operating income	63,878,791	2,535,482	32,429,821	74,770,574	-	173,614,668
Other operating expenses	(61,374,527)	(13,469,928)	(163,412,759)	(25,135,951)	-	(263,393,165)
Recovery of impairment of property, plant and equipment	88,406,704	-	-	-	-	88,406,704
Share profit of joint ventures	-	-	7,111	-	-	7,111
Share loss of associates	-	-	-	(319,388)	-	(319,388)
Operating profit (loss) before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	667,461,415	54,333,858	(1,651,226,994)	53,158,926	(275,783)	(876,548,578)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	-	-	735,534,348	-	-	735,534,348
Operating profit (loss)	667,461,415	54,333,858	(915,692,646)	53,158,926	(275,783)	(141,014,230)

Finance income	101,311,975	165,346,798	182,073,941	17,500,063	(48,629,814)	417,602,963
Finance cost	(199,073,673)	(44,333,958)	(558,381,313)	(133,139,910)	48,905,597	(886,023,257)
Other finance results	(244,679,750)	(130,488,841)	(508,353,217)	979,143,297	-	95,621,489
Financial results, net	(342,441,448)	(9,476,001)	(884,660,589)	863,503,450	275,783	(372,798,805)
Profit (Loss) before income tax	325,019,967	44,857,857	(1,800,353,235)	916,662,376	-	(513,813,035)

Income tax	(36,126,889)	(25,397,254)	74,307,000	(69,693,990)	-	(56,911,133)
Profit (Loss) for the year from continuing operations	288,893,078	19,460,603	(1,726,046,235)	846,968,386	-	(570,724,168)

Adjustment non-controlling interest in joint ventures	-	(11,759,720)	-	-	-	(11,759,720)
Total profit (loss) of the year	288,893,078	7,700,883	(1,726,046,235)	846,968,386	-	(582,483,888)

Depreciation and amortization (2)	99,633,049	32,316,273	183,540,076	50,507,423	-	365,996,821

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of income at September 30, 2014	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	275,825,156	7,700,883	(1,045,008,757)	776,665,149	-	15,182,431
Non - controlling interest	13,067,922	-	(681,037,478)	70,303,237	-	(597,666,319)

Consolidated statement of financial position as of September 30,2014
Assets	4,267,544,907	1,165,355,494	7,344,208,040	4,318,106,950	(675,888,318)	16,419,327,073
Liabilities	2,993,210,358	869,719,250	8,506,323,158	2,129,945,704	(675,888,318)	13,823,310,152

Additional consolidated information as of September 30, 2014
Increases in property, plant and equipment	143,929,317	108,370,673	1,038,957,238	569,827,706	-	1,861,084,934

(1) Includes financial results generated by financial debt issued by EASA for Ps. 217.7 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of operation information at September 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,271,629,590	272,977,553	2,568,490,725	114,098,159	-	4,227,196,027
Intersegment sales	2,002,563	1,326,832	-	28,867,940	(26,359,108)	5,838,227
Cost of sales	(1,121,565,684)	(260,394,822)	(2,987,532,450)	(70,952,791)	16,077,075	(4,424,368,672)
Gross profit (loss)	152,066,469	13,909,563	(419,041,725)	72,013,308	(10,282,033)	(191,334,418)

Selling expenses	(44,093,772)	-	(401,367,959)	(4,450,849)	-	(449,912,580)
Administrative expenses	(101,740,976)	(60,638,879)	(228,601,991)	(60,962,209)	8,279,470	(443,664,585)
Other operating income	226,461,029	982,761	27,863,459	25,845,390	-	281,152,639
Other operating expenses	(31,005,293)	(10,665)	(105,703,633)	(5,852,088)	-	(142,571,679)
Share profit of joint ventures	-	-	3,902	-	-	3,902
Share profit of associates	-	-	-	1,455,140	-	1,455,140
Operating profit (loss) before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	201,687,457	(45,757,220)	(1,126,847,947)	28,048,692	(2,002,563)	(944,871,581)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	-	-	2,212,623,330	-	-	2,212,623,330
Operating profit (loss)	201,687,457	(45,757,220)	1,085,775,383	28,048,692	(2,002,563)	1,267,751,749

Finance income	48,167,722	116,451,935	243,384,011	3,868,326	(11,705,298)	400,166,696
Finance cost	(165,021,680)	(34,952,106)	(410,033,195)	(34,659,915)	11,677,751	(632,989,145)
Other finance results	(253,327,288)	(59,744,615)	(232,725,771)	241,429,632	-	(304,368,042)
Financial results, net	(370,181,246)	21,755,214	(399,374,955)	210,638,043	(27,547)	(537,190,491)
(Loss) Profit before income tax	(168,493,789)	(24,002,006)	686,400,428	238,686,735	(2,030,110)	730,561,258

Income tax	70,021,525	7,561,019	63,875,915	(12,068,615)	-	129,389,844
(Loss) Profit for the year from continuing operations	(98,472,264)	(16,440,987)	750,276,343	226,618,120	(2,030,110)	859,951,102

Discontinued operations	-	-	(128,888,439)	-	2,030,110	(126,858,329)
Adjustment non-controlling interest in joint ventures	-	5,997,693	-	-	-	5,997,693
Total (loss) profit of the year	(98,472,264)	(10,443,294)	621,387,904	226,618,120	-	739,090,466

Depreciation and amortization (2)	74,395,411	31,351,324	168,041,664	35,359,918	-	309,148,317

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of income at September 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(99,396,333)	(10,443,294)	267,863,996	226,618,120	-	384,642,489
Non - controlling interest	924,069	-	353,523,908	-	-	354,447,977

Consolidated statement of financial position as of December 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of September 30, 2013
Increases of property, plant and equipment	46,172,778	38,142,635	694,848,299	126,748,131	-	905,911,843

(1) Includes financial results generated by financial debt issued by EASA for Ps. 130.3 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated statement of income at September 30, 2014	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Sales	5,021,420,859	(488,495,143)	4,532,925,716
Intersegment sales	10,809,346	(1,079,707)	9,729,639
Cost of sales	(4,744,765,433)	360,005,021	(4,384,760,412)
Gross profit (loss)	287,464,772	(129,569,829)	157,894,943

Selling expenses	(506,274,060)	-	(506,274,060)
Administrative expenses	(656,055,220)	64,240,379	(591,814,841)
Other operating income	173,614,668	(2,535,483)	171,079,185
Other operating expenses	(263,393,165)	13,455,318	(249,937,847)
Recovery of impairment of property, plant and equipment	88,406,704	-	88,406,704
Share profit of joint ventures	7,111	7,784,591	7,791,702
Share loss of associates	(319,388)	-	(319,388)
Operating loss before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	(876,548,578)	(46,625,024)	(923,173,602)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	735,534,348	-	735,534,348
Operating loss	(141,014,230)	(46,625,024)	(187,639,254)

Finance income	417,602,963	(165,346,798)	252,256,165
Finance cost	(886,023,257)	44,326,006	(841,697,251)
Other finance results	95,621,489	130,488,841	226,110,330
Finance results, net	(372,798,805)	9,468,049	(363,330,756)
Loss before income tax	(513,813,035)	(37,156,975)	(550,970,010)

Income tax	(56,911,133)	25,397,255	(31,513,878)
Loss for the period from continuing operations	(570,724,168)	(11,759,720)	(582,483,888)

Adjustment non-controlling interest in Joint Ventures	(11,759,720)	11,759,720	-
Loss for the period	(582,483,888)	-	(582,483,888)

Depreciation and amortization	365,996,821	(32,316,273)	333,680,548

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Additional consolidated information as of September 30, 2014	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	16,419,327,073	(1,009,469,739)	15,409,857,334
Liabilities	13,823,310,152	(869,700,292)	12,953,609,860

Additional consolidated information as of September 30, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,861,084,934	(108,370,673)	1,752,714,261

Consolidated statement of income at September 30, 2013	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Sales	4,227,196,027	(272,977,553)	3,954,218,474
Intersegment sales	5,838,227	(1,326,832)	4,511,395
Cost of sales	(4,424,368,672)	260,394,822	(4,163,973,850)
Gross loss	(191,334,418)	(13,909,563)	(205,243,981)

Selling expenses	(449,912,580)	-	(449,912,580)
Administrative expenses	(443,664,585)	60,597,491	(383,067,094)
Other operating income	281,152,639	(980,959)	280,171,680
Other operating expenses	(142,571,679)	-	(142,571,679)
Share profit (loss) of joint ventures	3,902	(10,384,723)	(10,380,821)
Share profit of associates	1,455,140	-	1,455,140
Operating (loss) profit before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	(944,871,581)	35,322,246	(909,549,335)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	2,212,623,330	-	2,212,623,330
Operating profit	1,267,751,749	35,322,246	1,303,073,995

Finance income	400,166,696	(116,451,935)	283,714,761
Finance cost	(632,989,145)	34,943,784	(598,045,361)
Other finance results	(304,368,042)	59,744,615	(244,623,427)
Finance results, net	(537,190,491)	(21,763,536)	(558,954,027)
Profit before income tax	730,561,258	13,558,710	744,119,968

Income tax	129,389,844	(7,561,017)	121,828,827
Profit for the period from continuing operations	859,951,102	5,997,693	865,948,795

Discontinued operations	(126,858,329)	-	(126,858,329)
Adjustment non-controlling interest in Joint Ventures	5,997,693	(5,997,693)	-
Profit for the period	739,090,466	-	739,090,466

Depreciation and amortization	309,148,317	(31,351,324)	277,796,993

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Consolidated Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of September 30, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	905,911,843	(38,142,635)	867,769,208

NOTE 27: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	Nine months to
	09.30.2014	09.30.2013
Joint ventures
Transener	9,729,639	4,511,395

Other related parties
TGS	10,270,037	-
CYCSA	896,616	796,992
Grupo Dolphin	41,382	-
	20,937,674	5,308,387

Correspond to gas sale, advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	Nine months to
	09.30.2014	09.30.2013
Joint ventures
Transener	(1,079,707)	(1,326,832)

Other related parties
SACME	(13,900,844)	(10,527,568)
	(14,980,551)	(11,854,400)

Correspond to maintenance, and operation and monitoring system for transmitting electricity.

c)     Fees for services

	Nine months to
	09.30.2014	09.30.2013
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(228,727)	(340,000)
	(228,727)	(340,000)

Correspond to fees for legal advice.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

d)    Other operating income

	Nine months to
	09.30.2014	09.30.2013
Other related parties
CYCSA	4,955,936	3,420,919
PYSA	2,100	-
	4,958,036	3,420,919

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	Nine months to
	09.30.2014	09.30.2013
Other related parties
Foundation	(3,370,000)	(2,600,000)
	(3,370,000)	(2,600,000)

Correspond to donations.

f)      Financial cost

	Nine months to
	09.30.2014	09.30.2013
Other related parties
PYSSA	(68,944)	(72,965)
TGS	(10,538,341)	(6,958,921)
	(10,607,285)	(7,031,886)

Correspond mainly to interest on loans received.

g)    Capital Suscription

	Nine months to
	09.30.2014	09.30.2013
Joint ventures
Citelec	-	(1,198,434)
	-	(1,198,434)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: (Continuation)

h)    Balances with related parties:

As of September 30, 2014	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	4,332,739	-	163,093	-	-
Other related parties
CYCSA	482,180	5,374,086	-	-	-
Directors	-	4,344,050	-	-	-
Origenes Retiro	-	-	-	5,211,012	186,763,100
TGS	3,710,698	-	188,559	-	262,124,563
	8,525,617	9,718,136	351,652	5,211,012	448,887,663

As of December 31, 2013	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	31,508,188	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	31,508,188	394,721,657

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount in foreign currency	Exchange rate (1)	Total 09.30.2014	Total 12.31.2013

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	417,465	8.330	3,477,484	2,666,524
Total non current assets				3,477,484	2,666,524

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	21,214,200	8.330	176,714,283	312,031,682
Trade and other receivables
Third parties	U$S	11,773,465	8.330	98,072,947	30,237,124
	EUR	3,553	10.510	37,341	461,648
	U$	-	-	-	856
Cash and cash equivalents	U$S	10,197,248	8.330	84,943,071	116,186,826
	EUR	15,466	10.510	162,551	171,244
	U$	510,118	0.337	172,022	99,484
Total current assets				360,102,215	459,188,864
Total assets				363,579,699	461,855,388

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	19,987,390	8.430	168,493,701	130,337,773
Borrowings
Third parties	U$S	321,808,520	8.430	2,712,845,831	2,391,796,162
Related parties	U$S	31,279,781	8.380	262,124,563	194,721,657
Total non current liabilities				3,143,464,095	2,716,855,592

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: (Continuation)

	Type	Amount in foreign currency	Exchange rate (1)	Total 09.30.2014	Total 12.31.2013

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	30,549,235	8.430	257,530,054	188,961,031
	EUR	271,046	10.657	2,888,595	3,540,978
		£88,180	13.676	1,205,962	871,851
	CHF	30,321	8.833	267,969	223,076
	NOK	68,200	1.317	89,817	73,588
	SEK	347,080	1.174	407,531	-
	U$	23,302	0.337	7,858	19,349
Borrowings
Related parties	U$S	14,188,768	8.430	119,611,313	368,466,024
Salaries and social security payable
Third parties	U$	724,026	0.337	244,156	238,171

Total current liabilities				382,253,255	562,394,068
Total liabilities				3,525,717,350	3,279,249,660

(1) The exchange rates used correspond to September 30, 2014 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

NOTE 29: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets and liabilities measured at fair value and classified according to their hierarchy as of September 30, 2014 and December 31, 2013.

As of September 30, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	413,744	-	-	413,744
Government securities	428,153,553	1,450,812	-	429,604,365
Shares	79,142,482	-	70,630	79,213,112
Trust	-	857,467,545	-	857,467,545
Investment funds	945,175,485	-	-	945,175,485
Cash and cash equivalents
Investment funds	50,464,268	-	-	50,464,268
Other receivables
Mutual funds as collateral	86,802,971	-	-	86,802,971
Attachment of bank accounts	13,349,394	-	-	13,349,394
Total assets	1,603,501,897	858,918,357	70,630	2,462,490,884

Liabilities
Derivative financial instruments	3,685,000	-	-	3,685,000
Total liabilities	3,685,000	-	-	3,685,000

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: (Continuation)

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Total assets	1,061,660,266	435,145,677	70,630	1,496,876,573

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: at the present value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the fair value measurement of the underlying, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period or their sale date, and the amount at the time of perfection.

NOTE 30: CONTINGENCIES

As at the issuance date of these condensed interim consolidated financial statements, there are no significant changes regarding the situation disclosed by the Company as at December 31, 2013 with the exception of the following:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.1 CTG

Legal proceeding with DESA

On April 15, 2014, in view of the course of the litigation during the period, CTG’s management decided to put an end to the proceeding by executing a settlement agreement with DESA whereby CTG undertakes to pay the amount of $ 15 million plus VAT to DESA and the amount of $ 3.7 million plus VAT to the intervening Law Office.

Account blocking

On July 24, 2014, the Municipality of General Güemes brought a tax execution proceeding against CTG alleging the lack of payment of the “Activities Assesment” for the June 2011-April 2014 period and was granted the blocking of CTG’s banking accounts in the amount of $ 10.8 million for principal and $ 5.4 million for legal accessory expenses.

The Activities Assessment, or Health, Security, Hygiene and Environment Assessment, is an assessment levied on the commercial, industrial and service activity of the Municipal Tax Code which CTG has historically disregarded since the activities it conducts are not subject to the application of municipal taxes as the company is under the scope of the ENRE and the Municipality of General Güemes does not render any service which should be remunerated through an assessment.

Therefore, the Municipality of General Güemes and CTG have reached several agreements whereby CTG committed to make a monthly contribution and the Municipality of General Güemes waived its right to bring claims seeking the payment of municipal assessments. The last agreement reached between the parties under such conditions, dated May 5, 2011, provided for a $ 100,000 monthly contribution.

On August 25, 2014, CTG filed a motion to dismiss for lack of jurisdiction of the province and defective title due to the non-existence of the debt. It further filed a plea requesting the substitution of the interim injunction relief.

On October 27, 2014, the parties, without this implying an admission of facts or rights, reached the following agreement:

(i)       a monthly fee of $ 185,000 for the October-December 2014 period as assistance for activities promoting the development of the community and services requested by CTG to the Municipality of General Güemes;

(ii)     a monthly amount of $ 200,000 as from January 2015 and until December 31, 2015;

(iii)    as from January 1, 2016, the amount of the monthly assistance will reach $ 260,000;

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

In this way, the parties resolved to terminate the tax execution proceeding. To such effect, and without this implying the admissibility of the Activities Assessment claimed by the Municipality of General Güemes, the Company undertook the following commitment:

(i)       to pay the amount of $ 1,100,000 in consideration of the lifting of the injunctive orders once the tax execution proceeding has been waived;

(ii)     to pay the amount of $ 1,100,000 in 14 monthly, equal and consecutive installments of $ 78,571.43 each as from November 10, 2014;

(iii)    to deliver a vehicle owned by CTG free from all and any liens;

(iv)   to pay the Municipality of General Güemes’ attorneys fees in the amount of $ 440,000 through the issuance of an immediate payment check for $ 220,000 and the remaining amount in 10 monthly installments in the amount of $ 22,000;

As at September 30, 2014, CTG has disclosed the effects of this agreement in the Condensed Interim Financial Statements. As at the issuance hereof, this blocking amounts to $ 15.7 million ($ 2.4 million in an account held with Banco Galicia and $ 13.3 million in mutual funds held with Banco de Valores).

On October 31. 2014, the intervening Court ordered the lifting of CTG bank accounts’ blocking. In this sense, on November 3, 2014, Banco de Valores lifted the blocking of the mutual funds, Banco Galicia’s account still being blocked as at the issuance of these Condensed Interim Financial Statements.

Termination of the reorganization proceeding

On September 24, 2014, CTG was served notice of a judicial order passed on June 30, 2014 and its explanatory order passed in September declaring the termination of the reorganization proceeding pursuant to Section 59 of Bankruptcy Act No. 24,522 and its amending provisions. Within this context, the judge ordered the lifting of the general restraint over goods, the termination of the statutory auditors’ duties and the fixing of their professional fees in the amount of $ 1.6 million plus VAT. Statutory auditors have expressed their consent to this order, which is thus deemed final and conclusive. CTG has filed an appeal to challenge the high fees declared.

30.2 CTLL

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. (collectively "the Contractor")

As regards CTLL’s legal dispute with the Contractor, in March 2014 hearings of witnesses and expert witnesses were held in the City of Montevideo. On May 30, 2014, the parties filed their closing briefs. The Arbitration Court has requested an extension to issue its final award, which has been granted until January 31, 2015.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

Sales Tax

CTLL has filed a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by the provisions of Section 12 of Act No. 15,336, which provides that electricity generation, transformation and transmission works and installations within the national jurisdiction and the energy generated or transported by them should not be levied with taxes or contributions, nor be subject to domestic provisions restricting or hindering its free production and circulation. Pursuant to this Section, revenues resulting from the generation of electric power are exempted from the provincial sales tax.

CTLL’s position was finally sustained by a final and conclusive decision by the Prosecutor’s Office of the Province of Neuquén on April 9, 2014, where the Prosecutor, in answer to Docket No. 5823-007042/14, “S/Central Térmica Loma de la Lata S/ISIB s/Generación de Energía Eléctrica y solicitud de certificado de exención”, held as follows: “[…] that pursuant to the provisions enacted by the National Government in this area as a proper means to attain the sought federal objectives, the Company should not pay the Sales Tax.”

In line with the decision of the Prosecutor’s Office of the Province of Neuquén, in the month of May the Revenue Department of that province issued a Non-Tax Deduction and/or Collection Certificate to CTLL effective until December 31 of this year.

As at September 30, 2014, based on the decisions adopted by those entities, CTLL has decided to reverse the provision recorded as of December 31, 2013 in the amount of $ 41.1 million, with an offsetting entry under “Other operating income” in the Statement of Comprehensive Income for $ 37.9 million as sales tax and under “Other financial results” in the amount of $ 3.2 million as compensatory interest.

30. 3 PESA and subsidiaries

Income tax – Inflation adjustment

HINISA and HIDISA have assessed the income tax for fiscal year 2013, which resulted in a $ 9.3 million and $ 0.9 million tax, respectively, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant en equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in re “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms weren’t applied, the tax assessed for fiscal year 2013 for HINISA and HIDISA would amount to $ 14.1 million and $ 12.3 million, respectively.

As of September 30, 2014 and until this issue is finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liabilities assessable for fiscal years 2012 and 2013 in case the inflation adjustment has not been deducted. This provision amounts to $ 34.2 million and $ 25.2 million respectively, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

Minimum Notional Income Tax

During the month of May 2014, the Company and its subsidiaries CTLL and HINISA filed a declaratory relief pursuant to Section No. 322 of the Federal Code of Civil and Commercial Procedure against AFIP – DGI in order to obtain assurance as to the application of the minimum notional income tax for that fiscal year related to the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

As at September 30 of this fiscal year, the Company held a provision for the minimum notional income tax for fiscal periods 2010-2014 amounting to $ 175.3, including compensatory interest.

30.4 Edenor

30.4.1 Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of loans, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal loans of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.  The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded in the “Other operating expense, net” line item of the Condensed Interim Statement of Comprehensive (Loss) Income as of September 30, 2014.

30.4.2 Legal action brought by the Company (“EDENOR S.A. VS ENRE RES. No. 336/12”)

i)      Purpose: By this action, Edenor challenges ENRE’s Res. pursuant to which Edenor is ordered to:

-   Determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-   Determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-   Credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-   Pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This Res. has been contested by Edenor through a direct appeal (“Recurso Directo”), which is pending in the Court of Appeals in Contentious and Administrative Federal Matters - Division IV. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.4.3 Legal action brought by Edenor  (“EDENOR S.A. VS FEDERAL GOVERNMENT –MPFIPyS PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

i)      Purpose: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)     Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant. On February 3, 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. It was ordered that notice of said presentation be served upon the Federal Government – MPFIPyS.

On May 27, 2014, the court hearing the case rejected the provisional remedy sought by the Company. Within the procedural term granted for such purpose, Edenor filed an appeal, which was allowed. Therefore, the proceedings have been sent to Division V of the Court in Contentious and Administrative Federal Matters to be dealt with and resolved.

30.4.4 Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

i)      Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. As of the date of issuance of these condensed interim financial statements, the Court has not received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: (Continuation)

30.3.5 Legal action brought by the National Ombudsman

i)      Purpose: presentation against the Res.s by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: on December 7, 2009, Edenor filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “CARBONEL SILVIA CRISTINA vs FEDERAL GOVERNMENT – MINISTRY OF PLANNING – ENERGY SECRETARIAT RESOLUTION 1196/08 1170/08, ACTION FOR THE PROTECTION OF A RIGHT GUARANTEED BY THE CONSTITUTION (AMPARO) LAW 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision, which was appealed by the plaintiff, was confirmed in all its terms by Division IV of the Court of Appeals in Contentious and Administrative Federal Matters on May 20, 2014. The National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”) that was declared inadmissible by the Appellate Court. Therefore, the National Ombudsman filed an appeal to the Federal Supreme Court. In view of the above, and at Edenor’s request, on September 29, 2014, the Court of Original Jurisdiction formally declared that the once granted precautionary measure was no longer in force, thus allowing Edenor to issue the corresponding demand for payment notices and proceed in each case in accordance with the Electric Power Supply Regulations of the Concession Agreement.

However, by Note No. 114039 dated October 11, 2014, the Regulatory Agency instructed the Company to abstain from cutting the power supply for unpaid balances until information is provided on the number of affected users and the magnitude of the amount owed by them so that the Regulatory Agency can evaluate such information and issue a precise instruction.

iv)   Conclusion: no provision has been recorded for these claims in these condensed interim financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

NOTE 31: ECONOMIC AND FINANCIAL SITUATION OF GENERATION D, TRANSMISSION AND ISTRIBUTION SEGMENTS

31.1 Generation

CPB

During the two last fiscal years ended December 31, 2013 and 2012, CPB has recorded net and operating losses, which have significantly affected its working capital and liquidity levels. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources —especially those destined to the plant’s maintenance— that has affected the availability of generating units.

As of December 31, 2013, CPB had a $ 42.2 million deficit in equity; therefore, it met one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

On March 5, 2014, CPB’s Board of Directors resolved to call an Extraordinary General Meeting of Shareholders scheduled for May 30, 2014 to evaluate different alternatives and courses of action in view of the verification of the ground for dissolution aiming to moderate or minimize the negative impact of CPB’s situation and to be able to continue operating as an on-going business.

During April, CPB has managed to successfully renegotiate the cancellation modality for the financing granted by CAMMESA under ES Res. No. 146/02 for the amount of $ 50.8 million, which allowed it to alleviate its tight financial situation.

On May 23, 2014 ES Res. No. 529/14, which updated the provisions governing the WEM’s generating, co-generating and self-generating agents, was published in the Official Bulletin. This new remuneration scheme has had a positive impact on CPB's assets and financial position, allowing it to overcome the capital stock loss the Company was undergoing.

On May 30, 2014, CPB’s Extraordinary General Meeting of Shareholders was held. At the Meeting, ES Res. No. 529/14’s estimated impact on the period’s results was analyzed, and an improvement in CPB’s assets and financial situation and the resulting equity restructuring was confirmed.

Regarding the need to urgently gather financing so that CPB may afford the capital investments necessary to fully recover the plant’s operating capacity and thus guarantee future constant cash flows, during the month of April a new financing agreement was entered into with CAMMESA for the amount of US$ 82.6 million, plus VAT and nationalization costs, to execute the Company’s 2015-2016

Even though the remuneration scheme update has had a positive impact on CPB’s reformulation of the economic equation, which has allowed it to cover for increases in staff costs and minimum maintenance works which are necessary under normal operating conditions, the loan financial burden may exceed operating results and adversely affect CPB’s economic equation, even if its cancellation is conditional upon the company’s capacity to generate surplus funds.

HIDISA and HINISA

During the nine-month period ended September 30, 2014, HIDISA and HINISA have recorded negative gross and operating results. This situation is mainly attributable to the negative impact ES Resolution No. 95/13 has had on both companies’ remuneration as from the month of November 2013.

As HINISA has been expressing in several presentations to CAMMESA and the ES, it is imperative that the initial classification of the plants (Nihuil I, Nihuil II and Nihuil III) made by CAMMESA be modified by categorizing each of them as small-scale plants (with an installed power lower than 120 MW) in view of the technical and operating conditions they have as compared with other higher-scale hydroelectric power plants.

This new remuneration scheme implemented pursuant to ES Resolution No. 95/13, even taking into consideration the adjustment set forth by ES Resolution No. 529/14, would not allow HIDISA and HINISA to generate sufficient income during the following months to cover for their operating costs or afford the minimum maintenance costs necessary to guarantee normal operating conditions.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

31.2 Transmission

The execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation. Nevertheless, the delay in obtaining a tariff chart resulting from a RTI creates uncertainty on Transener’s capacity to generate the income necessary to honor its liabilities in the short term. Additionally, delays by CAMMESA in the payment of the current monthly remuneration for the electric power transmission service and the Fourth Line Royalty still persist.

Considering all the above, it is still difficult to forecast the evolution of the the tariff situation and their possible impact on Transener business and cash flows. Transener has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

31.3 Distribution

In fiscal years 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its MMC, as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

In spite of the above-mentioned situation, it is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, without affecting the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety.

Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient and safe provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

Furthermore, on February 3, 2014, the Company applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through March 2014, implemented by SE Resolution No. 250/13 and SE Notes No. 6852/13 and 4012/14, represented a significant step towards the recovery of Edenor’s economic and financial situation, the effects thereof do not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires; so much so that the operating and net results for the year ended December 31, 2013 were also negative prior to computing the effects of SE Resolution No. 250/13.

In effect, the operating and net results for the nine-month period ended September 30, 2014 were also negative, resulting in negative equity.  Therefore, should this situation continue to remain by the end of the current fiscal year, Edenor wil be subject to complying with the provisions of Section 94 sub-section 5 of Argentine Business Organizations Law No. 19,550, which provide for the dissolution of companies in the event of loss of capital stock.

On October 9, 2014, by SE Note No. 486/14, the SE extended the effects of SE Resolution No. 250/13 and SE Notes No. 6852/13 and 4012/14 until August 31, 2014, which will allow Edenor to temporarily reverse its situation of negative equity. However, considering the projected results of operations for the last quarter of 2014, Edenor’s equity will once again be negative at the closing date of the fiscal year if new extensions of SE Resolution No. 250/13 are not obtained before December 31, 2014.

As a consequence of that which has been previously described, Edenor permanently has a working capital deficit, inasmuch as it is not in condition to have access to other sources of financing, which resulted in the need to cancel only partially the obligations with CAMMESA for energy purchases or to incur debt for specific purposes. In that regard, and as a consequence of Resolution No. 836/2014 issued by the SL that established the application of a gradual increase of 26.5% as from May 1, 2014, together with other benefits, for Company employees represented by the Electric Light and Power Labor Union of the City of Buenos Aires applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union, Edenor obtained financing from CAMMESA in order to be able to comply with the provisions of such Resolution, which has nevertheless been contested by Edenor before the administrative authorities. Furthermore, by means of Resolution No. 65/14, Edenor entered into a Loan for Consumption (Mutuum) and assignment of secured receivables agreement for $500 million with CAMMESA in order to obtain financing to cover the Extraordinary Investment Plan due to the temporary insufficiency of the revenue deriving from Resolution No. 347/12 (FOCEDE).

In spite of that which has been previously mentioned, Edenor Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 31: (Continuation)

However, the outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous fiscal years in this regard continued during the nine-month period ended September 30, 2014; thus, if in the future: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue it obtains from the application of Resolution No. 347/12, the funds derived from the PUREE, or the recognition of MMC values and the offsetting mechanism established by SE Resolution No. 250/13 and SE NotesNo. 6852/13, 4012/14 and 486/14, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases or recognition thereof in addition to those previously mentioned, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity.

Given the fact that the realization of the necessary measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases and/or the granting of new financing, the Board of Directors has raised substantial doubt about Edenor’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents approximately 52% of the Group's assets and approximately 60% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

NOTE 32: HYDROCARBON DEVELOPMENT AND EXPLOITATION PROJECTS

Major developments in investment projects of PEPASA during this period and until the date of issuance of these interim condensed financial statements are described below.

Investment Agreements with Petrobras for “El Mangrullo” Area

For the purpose of maintaining objective production during the third quarter were completed and began producing two new wells within each agreement with Petrobras.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: (Continuation)

Investment Agreement with Rovella and GyP for the “Senillosa” Area

After completing all investment commitments, G&P, as the Area licensee, is currently conducting all necessary proceedings before the provincial authorities to divide the Area surface as follows:

i)           Lot under evaluation until July 14, 2016,

ii)         Exploitation lot to be brought on to production,

iii)        Reversal of the remaining surface to the Provincial Government.

Furthermore, the Senillosa joint venture has begun construction and mounting works for a gas conditioning plant and a gas pipeline which will be connected with the transportation system to bring the wells on to production, which is scheduled for the end of this year.

Investment Agreement with YPF for the “Rincón del Mangrullo” Area

As of September 30, 2014, 16 wells have been drilled during the first phase of the investment agreed between PEPASA and YPF, out of which 10 have been finished and are already in production. Investments made by PEPASA under this item amount to US$ 59.7 million, out of which US$ 32.8 million have been cancelled as at that date.

Furthermore, by the end of September 2014, the production covered by the agreement reached approximately 400,000 m3/day, which is commercialized pursuant to new gas supply agreements entered into with different clients at a price of 5.3 US$/MMBTU.

NOTE 33: COMPENSATION AGREEMENTS

Company Value Sharing (the “Company-Value Compensation”)

On November 6, 2013, PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of US$ 0.1735 per share at the exact moment of the capital increase.

On January 13, 2014, the capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective.

The variable remuneration may be required by officers as follows:

1)            25% as from June 2015

2)            7.14% as from December 2015

3)            32.15% as from June 2016

4)            35.71% as from June 2017

The give right may be monetized at any time from the date of effective enforcement until November 15, 2020 (by 5%) and 11 January 2021 (for the remaining 2%) over 7% of the share capital calculated according as detailed in the first paragraph of the note.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: (Continuation)

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following:

1)            55.9% volatility based on the volatility of the shares of other comparable companies;

2)            2.6% risk-free U.S. dollars interest rate;

As of September 30, 2014, PEPASA has recognized this compensation in profit or loss (with an credit under “Other Liabilities”) in the amount of $ 45.2 million, taking into consideration a share market value of $ 18.35.

NOTE 34: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Sale of a non-controlling interest in EDENOR

During this period, PISA has sold, through different market transactions, all its Edenor’s ADRs share (973.190 ADRs equivalent to 19.5 million shares), which represented about 2% of the Company’s equity interest. For these operations, the Company has recorded Ps 61.7 million as additional paid-in capital.

NOTE 35: WORKING CAPITAL DEFICIT

As of September 30, 2014 the working capital of the company was negative, amounting to $1,956.9 million. This deficit has been generated in the Distribution segment, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 31. This deficit has been partially offset with the remaining segments, which have a positive working capital.

NOTE 36: LOAN AND ASSIGMENT OF SECURED RECEIVABLES

Related to employees who are union members

On May 28 and October 16, 2014, the ST issued ST Resolutions No. 836/14 and 1928/14 whereby the following is established:

-          A salary increase, until April 30, 2015, for Edenor employees who are represented by the Electric Light and Power Labor Union of the City of Buenos Aires -LyF- and the Association of Supervisory Personnel of Energy Companies -APSEE- of 15% from May 1, 2014 and of a cumulative 10% from July 1, 2014.

-          An increase, from May 1, 2014, of the percentage relating to employee seniority, which will amount to 2.12% of the basic salary, per year of seniority.

-          A 10% to 18% increase, from May 1, 2014, of the percentage relating to the non-calendar week modality of work.

The aforementioned Resolution applies also to the contractors whose employees are included in the collective bargaining agreements of the above-mentioned union/association.

In order to solve the higher wage costs, Edenor obtained financing through a CAMMESA and assignment of secured receibvables.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

On June 24, 2014, by Note No. 4012/14, the SE instructed CAMMESA to enter into a Loan and assignment of secured receivables agreement with Edenor in order to provide the latter with the necessary financing to cover the higher salary costs. The aforementioned agreement was entered into on July 10, 2014.

The reimbursement of the funds will be guaranteed by Edenor with the assignment of the excess future Sale Settlements with Maturity Dates to be Determined (LVFVD) to be issued, as a result of the application of SE Resolution No. 250/13, as described in Note 2.

At the date of issuance of these condensed interim financial statements, Edenor does not have any excess LVFVD.

As of September 30, 2014, the debt under this financing amounts to $ 162 million and has been disclosed in the Other current payables account.

Extraordinary Investment Plan

On September 26, 2014, the ES, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan and assignment of secured receivables agreement with Edenor for a total of $ 500 million in order to provide the latter with financing to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12.  The aforementioned agreement was entered into on September 30, 2014. Subsequent to the closing date and as of the date of issuance of these condensed interim financial statements, the Company has received from CAMMESA disbursements for $ 200 million.

As from the end of the grace period that the SE will estipulate along with the methodology and terms for the reimbursement of the financing, Edenor will assign and transfer in favor of CAMMESA, as security for the performance of the obligations assumed and the repayment of the financing granted, the amounts receivable which the Company may have with the WEM up to the actual amount of the financing.

At the date of issuance of these condensed interim financial statements, Edenor does not have any amount receivable with the WEM.

NOTE 37: NEW AGREEMENT WITH GE FOR THE MAINTENANCE OF TG-LMS 100

During the month of August 2014, CTG entered into a new maintenance agreement with GE for its LMS 100 unit effective as from July 1, 2014. This new agreement covers, among others, the following provisions:

i)      Gas turbine: Periodical inspections and maintenance resulting from the early deterioration and breaking of parts, with no cap. Collateral damage on affected parts for up to US$ 1 million a year.

ii)     Turbine package: Annual inspections with out maintenance and repairs in case of part breakdown for up to US$ 800,000 a year.

As distinguished from the previous contract, which was based on the maintenance and exchange of set components (for example, at 25,000 and 50,000 hours of operation for certain components), this new agreement consists of periodical inspections and part repairs or exchanges, which will be programmed and executed based on their condition in order to guarantee the proper functioning and availability of the unit and to decrease the risk associated with long outages. The new agreement will be effective until the unit reaches 100,000 accumulated hours of operation.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

The cost of the contract amounts to US$ 554 for each hour of operation of the turbine and contemplates annual adjustments based on labor costs and industrial raw materials indexes in the United States.

Additionally, the new agreement also includes:

i)      the availability at the plant of a replacement Spare Supercore during the first 4 years of life of the contract, at no cost for CTG.

ii)     the total repair of the Supercore owned by CTG at the termination of the contract;

iii)   the total repair of the Power Turbine replaced due to breakage during the month of June 2013, which will remain the property of CTG.

Furthermore, the maintenance contracts entered into with GE have been early terminated, thus extinguishing any pending performance between the parties. Therefore, CTG has recorded on loss in the amount of $ 11.4 million resulting from the write-off of the receivables associated with these contracts, which are disclosed under “Other operating expenses” in the Statement of Comprehensive Income.

NOTE 38: OPPORTUNITIES ALLOCATION AGREEMENT

On September 28, 2014, the Opportunities Allocation Agreement —whereby officers undertook to offer the participation in any investment opportunity to the Company on a preferential basis during the stipulated term and under certain conditions detailed in the financial statements for the year ended December 31, 2013— was terminated. All obligations taken on pursuant to this Agreement have been met.

Furthermore, as from the stated date all Company shares’ purchase options granted to Officers may be actually exercised.

NOTE 39: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduces modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident. As at the issuance hereof, the Company has not been notified whether the documentation sent has been actually affected by the accident or of its current condition.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA have deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place. On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

A list of the documentation delivered for keeping, as well as the documentation provided for in Section 5.a.3) Article I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 40: EVENTS AFTER THE REPORTING PERIOD

Recognition of MMC

On October 9, 2014, the SE issued SE Note No. 486/14 which, among other issues, extends the effects of SE Resolution No. 250/13 through August 2014 and instructs CAMMESA to proceed to its application (See Note 2).

The aforementioned Note instructs CAMMESA to apply SE Resolution No. 250/13 using for calculation purposes relating to August 31, 2014 the information provided by the ENRE in its Note No. 113,984 dated October 2, 2014.

As of September 30, 2014, due to the fact that the aforementioned note was issued after the closing date of the reporting period, the Company has not recognized the scope thereof, whose effects would have resulted in Edenor’s Equity and Loss for the period amounting to $ 602.5 million and $ 573.8 million, respectively.

Had Note 486/14 been applied, the impact on Edenor’s Statement of Financial Position as of September 30, 2014 would have been the following:

Note SE No. 486/14
Other credits
Cost Monitoring Mechanism	833,661,000
Net interest CMM - PUREE	36,231,000
Other payables - PUREE	(187,665,000)
Trade payables - CAMMESA	(682,227,000)
LVFVD to be issued	-

NOTE 41: FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, statements of comprehensive income, changes in equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Building 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

Introduction

We have reviewed the consolidated condensed interim financial statements of Pampa Energía S. A. and its subsidiaries (hereinafter “PESA” or “the Company”) which includes  the consolidated condensed interim statement of financial position as of September 30, 2014, the consolidated condensed interim statement of comprehensive income for the nine and three-month periods ended September 30, 2014, and the consolidated condensed interim statements of changes in equity and cash flows for the nine-month period then ended and explanatory selected notes.

The amounts and other information related to fiscal year 2013 and its interim periods, are an integral part of the financial statements previously mentioned and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework and  incorporated by the National Securities Commission (CNV) to their regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim Financial Information”. Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in the paragraph “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard of review in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries to Company´ staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, consolidated comprehensive income and consolidated cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the consolidated condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the consolidated condensed interim financial statements of PESA are pending of being transcribed into the “Inventory and Balance Sheet” book and comply, except for the aforementioned, as regards to those matters that are within our competence, with the provisions of the Corporations Law and pertinent resolutions of the CNV;

b)     the separate condensed interim financial statements of PESA, except for what was mentioned in a), derive from accounting records carried in all formal respects in accordance with legal regulations;

c)      we have read the summary of activities, on which, as regards those matters that are within our competence, we have no observations to make;

d)     as of September 30, 2014 there were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records.

Autonomous City of Buenos Aires, November 10, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 18, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.